| Form 1 Page 1 Execution Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed (MM/DD/YY): 7/8/16 | OFFICIAL USE ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: ISE Mercury, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): 60 Broad Street, New York, NY 10004

SEC Mail Processing Section JUL 11 2016 Washington DC


16019236

3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number: 212-943-2400 (Telephone) 212 509 3455 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee: Ronan Cahill (Name) Senior Legal and Regulatory Associate (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant: Michael J. Simon, 60 Broad Street, New York, NY 10004
7. Provide the date applicant's fiscal year ends: December 31, 2016
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 11/30/2014 (b) State/Country of formation: Delaware LLC Act 6. Del. C section 18-101

(c) Statute under which applicant was organized:

**EXECUTION:** The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 7/8/16 (MM/DD/YY) ISE Mercury LLC (Name of applicant)

By: [signature] (Signature) Ronan Cahill Legal Associate (Printed Name and Title)

Subscribed and sworn before me this 8th day of July (Month), 2016 (Year) by Joseph Ferraro (Notary Public)

My Commission expires 1/16/19 County of New York State of New York

*This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.*

JOSEPH W FERRARO
Notary Public - State of New York
NO. 02FE6082165
Qualified in New York County
My Commission Expires 1/16/19





July 8, 2016

VIA FEDERAL EXPRESS

Chris Grobbel
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

Re: ISE Mercury, LLC
SEC Rule 6a-2 and 6a-3 Materials

Dear Mr. Grobbel:

Pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934, this is an update of the ISE Mercury, LLC's ("ISE Mercury" or "Exchange") Form 1.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, ISE Mercury issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on ISE Mercury's website:

**Options**
*New Listings:*
http://ise.com/newlistings
*Delistings:*
http://ise.com/delistings
*Expiration Notices:*
http://ise.com/expirationnotices
*Series Additions/Deletions:*
http://ise.com/serieslist
*Market Information Circulars:*
http://ise.com/mics



**Index Options**
*Recent Index Changes:*
http://ise.com/indexchanges
*Index Settlement Values:*
http://ise.com/indexsettlement

**Legal & Regulatory**
*Regulatory Information Circulars:*
http://www.ise.com/rics
*Rules:*
http://www.ise.com/rules



**Marketing Material**

*Press Releases:*

www.ise.com/press

*Publications:*

http://www.ise.com/publications

**Corporate**

*Board Members:*

http://www.ise.com/about-ise/board-of-directors/

*Constitution:*

http://www.ise.com/assets/mercury/files/about_ise/corporate_governance/Constitution_of_ISE_Mercury_LLC.PDF

*LLC Agreement:*

http://www.ise.com/assets/mercury/files/about_ise/corporate_governance/Mercury_LLC_Agreement.pdf

*Exchange Officers:*

http://www.ise.com/about-ise/management-team/

**Members**

*List of ISE Mercury Members*

http://www.ise.com/options/membership/exchange-members/

**Transactional Volume**

*Volume Report*

http://www.ise.com/options/exchange-data/

If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,

Ronan Cahill
Senior Legal & Regulatory Associate

# Exhibit C

Subsidiaries and Affiliates of the ISE Mercury, LLC ("Exchange") (as of 7/8/2016)

All information required under Exhibit C for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit C and is kept up-to-date and available to the Commission and the public upon request. The Exchange certifies that the information available at such location is accurate as of its date.

# Exhibit D

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Boston Stock Exchange Clearing Corporation**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 60 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 16 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **76** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 1,400 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **1,400** |
| **Total Assets** | **1,476** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | (59) |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **(59)** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 558 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **558** |
| **Total Liabilities** | **499** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 2,204 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (1,227) |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **977** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **977** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **1,476** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Boston Stock Exchange Clearing Corporation**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 2 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **2** |
| **Operating Income** | **(2)** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (2) |
| **Income Tax Provisions** | **(7)** |
| **Net Income** | **5** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **5** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Bwise Internal Control Inc.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 610 |
| Investments | 0 |
| Total Receivables - Net | 5,185 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 13 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **5,807** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **5,807** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 1,097 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 1,086 |
| Deferred Revenue | 2,793 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 332 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **5,306** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **5,306** |

| EQUITY | |
| --- | --- |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (2,315) |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 2,816 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **501** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **501** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **5,807** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Bwise Internal Control Inc.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 11,964 |
| Other Revenues | 72 |
| **Total Revenues** | **12,036** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **12,036** |
| **Operating Expenses:** | |
| Compensation and Benefits | 5,332 |
| Marketing and Advertising | 510 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 344 |
| Computer Ops and Data Communication | 1,709 |
| Occupancy | 23 |
| Regulatory | 0 |
| General Administrative and Other | 1,155 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **9,074** |
| **Operating Income** | **2,963** |
| Total Interest Income | (0) |
| Total Interest Expense | (17) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 2,946 |
| **Income Tax Provisions** | **0** |
| **Net Income** | **2,946** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **2,946** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Consolidated Securities Source LLC**
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Directors Desk, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 1,444 |
| Current Deferred Tax | 102 |
| Current Restricted Cash | 0 |
| Other Current Assets | 29,994 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **31,541** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 42 |
| Goodwill | 6,573 |
| Other Intangibles | 523 |
| Non Current Deferred Taxes | 13 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **7,152** |
| **Total Assets** | **38,692** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 1 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 44 |
| Deferred Revenue | 6,742 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 47 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **6,835** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 1,404 |
| Non-current deferred revenue | 433 |
| All Other Long Term Liabilities | 522 |
| **Long Term Liabilities** | **2,359** |
| **Total Liabilities** | **9,194** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 4,581 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 24,917 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **29,498** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **29,498** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **38,692** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Directors Desk, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 15,074 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **15,074** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **15,074** |
| **Operating Expenses:** | |
| Compensation and Benefits | 21 |
| Marketing and Advertising | 7 |
| Depr and Amortization | 61 |
| Professional and Contract Services | 4 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 633 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **725** |
| **Operating Income** | **14,348** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 14,348 |
| **Income Tax Provisions** | **5,780** |
| **Net Income** | **8,568** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **8,568** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Dorsey, Wright & Associates, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 641 |
| Investments | 0 |
| Total Receivables - Net | 4,847 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 22,199 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **27,687** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 1,304 |
| Goodwill | 82,417 |
| Other Intangibles | 138,225 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 42 |
| **Total Long Term Assets** | **221,988** |
| **Total Assets** | **249,675** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 172 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 2,949 |
| Deferred Revenue | 683 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 74 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **3,878** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **3,878** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 226,389 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 19,408 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **245,797** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **245,797** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **249,675** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Dorsey, Wright & Associates, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | (6) |
| Global Listing Services | 0 |
| Global Information Services | 30,560 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **30,554** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **30,554** |
| **Operating Expenses:** | |
| Compensation and Benefits | 5,849 |
| Marketing and Advertising | 190 |
| Depr and Amortization | 2,509 |
| Professional and Contract Services | 819 |
| Computer Ops and Data Communication | 390 |
| Occupancy | 168 |
| Regulatory | 0 |
| General Administrative and Other | 674 |
| Merger Related Expenses Total | 546 |
| **Total Operating Expenses** | **11,145** |
| **Operating Income** | **19,408** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 19,408 |
| **Income Tax Provisions** | **0** |
| **Net Income** | **19,408** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **19,408** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -ExactEquity, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 611 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **611** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 1,861 |
| Other Intangibles | 738 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **2,599** |
| **Total Assets** | **3,210** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 136 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 2 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **138** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | (35) |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **(35)** |
| **Total Liabilities** | **103** |

| **EQUITY** | |
| --- | --- |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 3,000 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 107 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **3,107** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **3,107** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **3,210** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -ExactEquity, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 488 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **488** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **488** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 319 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 6 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **325** |
| **Operating Income** | **163** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 163 |
| **Income Tax Provisions** | **67** |
| **Net Income** | **96** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **96** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Execution Access, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 46,139 |
| Investments | 0 |
| Total Receivables - Net | 924 |
| Current Deferred Tax | 597 |
| Current Restricted Cash | 250 |
| Other Current Assets | 19,000 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **66,910** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **66,910** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 210 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 816 |
| Deferred Revenue | 712 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 4,005 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **5,742** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | (1) |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 192 |
| **Long Term Liabilities** | **191** |
| **Total Liabilities** | **5,933** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 50,855 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 10,122 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **60,978** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **60,978** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **66,910** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Execution Access, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 38,913 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **38,913** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **(2,830)** |
| **Total Cost of Revenues** | **(2,830)** |
| **Revenues less Cost of Revenues** | **36,083** |
| **Operating Expenses:** | |
| Compensation and Benefits | 2,990 |
| Marketing and Advertising | 7 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 171 |
| Occupancy | 243 |
| Regulatory | 98 |
| General Administrative and Other | 1,717 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **5,226** |
| **Operating Income** | **30,857** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 30,857 |
| **Income Tax Provisions** | **13,877** |
| **Net Income** | **16,980** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **16,980** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -FinQloud LLC**
(in thousands, unaudited)

| Notes: not in HFM - not a fully owned entity FinQloud LLC (formerly Urban Labs LLC) |
| --- |

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -FINRA/NASDAQ Trade Reporting Facility LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 8,054 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 36,694 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **44,748** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **44,748** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 1,699 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 187 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **1,886** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **1,886** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 4,000 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 38,862 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **42,862** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **42,862** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **44,748** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -FINRA/NASDAQ Trade Reporting Facility LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 21,654 |
| Global Listing Services | 0 |
| Global Information Services | 8,074 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **29,728** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **29,728** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 890 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 10,139 |
| General Administrative and Other | 1,089 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **12,118** |
| **Operating Income** | **17,610** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---:|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 17,610 |
| **Income Tax Provisions** | **7,460** |
| **Net Income** | **10,151** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **10,151** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -FTEN, Inc**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 4,436 |
| Current Deferred Tax | 1,516 |
| Current Restricted Cash | 0 |
| Other Current Assets | 80,893 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **86,845** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 1,533 |
| Goodwill | 585,751 |
| Other Intangibles | 651,623 |
| Non Current Deferred Taxes | 11,596 |
| Other Long Term Assets | 52,568 |
| **Total Long Term Assets** | **1,303,072** |
| **Total Assets** | **1,389,917** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 557 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 2,326 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 1,145 |
| Current Deferred Tax Liability | 289 |
| **Current Liabilities** | **4,316** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 24,715 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 296 |
| **Long Term Liabilities** | **25,011** |
| **Total Liabilities** | **29,327** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 1,415,821 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (55,232) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **1,360,589** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **1,360,589** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **1,389,917** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -FTEN, Inc**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | (2,154) |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 23,397 |
| Other Revenues | 20 |
| **Total Revenues** | **21,263** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **(252)** |
| **Total Cost of Revenues** | **(252)** |
| **Revenues less Cost of Revenues** | **21,011** |
| **Operating Expenses:** | |
| Compensation and Benefits | 2,038 |
| Marketing and Advertising | 6 |
| Depr and Amortization | 10,723 |
| Professional and Contract Services | 182 |
| Computer Ops and Data Communication | 5,110 |
| Occupancy | 870 |
| Regulatory | 0 |
| General Administrative and Other | 2,049 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **20,978** |
| **Operating Income** | **33** |
| Total Interest Income | 1 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 34 |
| **Income Tax Provisions** | **(414)** |
| **Net Income** | **448** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **448** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Global Network Content Services, LLC**
(in thousands, unaudited)

| Notes: New entity, no data available in 2015 |
| --- |

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -GlobeNewswire, Inc**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 2,594 |
| Current Deferred Tax | 54 |
| Current Restricted Cash | 0 |
| Other Current Assets | 55,367 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **58,016** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 250 |
| Goodwill | 12,684 |
| Other Intangibles | 470 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **13,403** |
| **Total Assets** | **71,419** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 5 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 15 |
| Deferred Revenue | 275 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 3,621 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **3,915** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 181 |
| Non-current deferred revenue | 2 |
| All Other Long Term Liabilities | 131 |
| **Long Term Liabilities** | **314** |
| **Total Liabilities** | **4,229** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 13,653 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 53,537 |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **67,190** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **67,190** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **71,419** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -GlobeNewswire, Inc**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 26,205 |
| Market Technology Revenues | 0 |
| Other Revenues | 5,124 |
| **Total Revenues** | **31,329** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **31,329** |
| **Operating Expenses:** | |
| Compensation and Benefits | 32 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 299 |
| Professional and Contract Services | (240) |
| Computer Ops and Data Communication | 17 |
| Occupancy | 63 |
| Regulatory | 0 |
| General Administrative and Other | 2,252 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **2,422** |
| **Operating Income** | **28,907** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 28,907 |
| **Income Tax Provisions** | **12,210** |
| **Net Income** | **16,697** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **16,697** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -GraniteBlock, Inc.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **0** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 8,556 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 603 |
| Other Long Term Assets | 33,238 |
| **Total Long Term Assets** | **42,396** |
| **Total Assets** | **42,396** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 1,277 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **1,277** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 9,063 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **9,063** |
| **Total Liabilities** | **10,339** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 33,238 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (1,181) |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **32,057** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **32,057** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **42,396** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -GraniteBlock, Inc.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **0** |
| **Operating Income** | **0** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 0 |
| **Income Tax Provisions** | **1,181** |
| **Net Income** | **(1,181)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(1,181)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Granite Redux, Inc.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **0** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 19,841 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 4,621 |
| Other Long Term Assets | 88,784 |
| **Total Long Term Assets** | **113,245** |
| **Total Assets** | **113,245** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 3,411 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **3,411** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 24,206 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **24,206** |
| **Total Liabilities** | **27,616** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 88,784 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (3,154) |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **85,629** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **85,629** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **113,245** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Granite Redux, Inc.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **0** |
| **Operating Income** | **0** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 0 |
| **Income Tax Provisions** | **3,154** |
| **Net Income** | **(3,154)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(3,154)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Inet Futures Exchange, LLC**
(in thousands, unaudited)

Notes: No data in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Kleos Managed Services Holdings, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **0** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **0** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **0** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **0** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 0 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **0** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **0** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **0** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Kleos Managed Services Holdings, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **0** |
| **Operating Income** | **0** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 0 |
| **Income Tax Provisions** | **0** |
| **Net Income** | **0** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **0** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Kleos Managed Services, L.P**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 718 |
| Current Deferred Tax | 1,038 |
| Current Restricted Cash | 0 |
| Other Current Assets | 1,824 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **3,580** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 11,330 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 214 |
| Other Long Term Assets | 17 |
| **Total Long Term Assets** | **11,561** |
| **Total Assets** | **15,141** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 539 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 2,355 |
| Deferred Revenue | 64 |
| Current Portion Capital Leases | 78 |
| Other Accrued Liabilities | 3,844 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **6,880** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 4,620 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 596 |
| **Long Term Liabilities** | **5,216** |
| **Total Liabilities** | **12,096** |

| **EQUITY** | |
| --- | --- |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 1,395 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 1,650 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **3,046** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **3,046** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **15,141** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Kleos Managed Services, L.P**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 7,359 |
| Global Listing Services | 0 |
| Global Information Services | 12,700 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **20,058** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **20,058** |
| **Operating Expenses:** | |
| Compensation and Benefits | 7,247 |
| Marketing and Advertising | 13 |
| Depr and Amortization | 2,852 |
| Professional and Contract Services | 1,657 |
| Computer Ops and Data Communication | 3,347 |
| Occupancy | 1,104 |
| Regulatory | 0 |
| General Administrative and Other | 2,458 |
| Merger Related Expenses Total | 20 |
| **Total Operating Expenses** | **18,699** |
| **Operating Income** | **1,360** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 1,360 |
| **Income Tax Provisions** | **704** |
| **Net Income** | **656** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **656** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Marketwire, Inc.**
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -MW Holdco (2006) Inc.**
(in thousands, unaudited)

| Notes: New entity, no data available in 2015 |
|---|

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -NASDAQ BX, Inc.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 3 |
| Investments | 0 |
| Total Receivables - Net | 1,296 |
| Current Deferred Tax | (0) |
| Current Restricted Cash | 0 |
| Other Current Assets | 10 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **1,310** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 255 |
| Goodwill | 31,048 |
| Other Intangibles | 49,537 |
| Non Current Deferred Taxes | (845) |
| Other Long Term Assets | (3,798) |
| **Total Long Term Assets** | **76,197** |
| **Total Assets** | **77,507** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 612 |
| SEC 31a Payable to the SEC | 180 |
| Accrued Personnel Costs | 9 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 28,077 |
| Current Deferred Tax Liability | 47 |
| **Current Liabilities** | **28,926** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 19,782 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 126 |
| **Long Term Liabilities** | **19,908** |
| **Total Liabilities** | **48,833** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 50,227 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (21,561) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **28,673** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **28,673** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **77,507** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -NASDAQ BX, Inc.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 18,307 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **18,307** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **(8,828)** |
| Brokerage, Clearance and Exchange Fees | **(861)** |
| **Total Cost of Revenues** | **(9,689)** |
| **Revenues less Cost of Revenues** | **8,618** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 4 |
| Depr and Amortization | 268 |
| Professional and Contract Services | 132 |
| Computer Ops and Data Communication | 42 |
| Occupancy | 18 |
| Regulatory | 418 |
| General Administrative and Other | (81) |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **800** |
| **Operating Income** | **7,818** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 7,818 |
| **Income Tax Provisions** | **13,643** |
| **Net Income** | **(5,825)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(5,825)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Commodities Clearing LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 71 |
| Current Deferred Tax | 307 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **378** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 75 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **75** |
| **Total Assets** | **453** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 784 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 3,630 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **4,414** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 12 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **12** |
| **Total Liabilities** | **4,427** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 4,891 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (8,864) |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **(3,973)** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **(3,973)** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **453** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Commodities Clearing LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 457 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **457** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **457** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 1 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 39 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **40** |
| **Operating Income** | **417** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 417 |
| **Income Tax Provisions** | **130** |
| **Net Income** | **288** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **288** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Corporate Solutions, Inc.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 87 |
| Investments | 0 |
| Total Receivables - Net | 2,561 |
| Current Deferred Tax | (330) |
| Current Restricted Cash | 0 |
| Other Current Assets | 29,263 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **31,580** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 7,549 |
| Goodwill | 30,997 |
| Other Intangibles | 3,070 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 18,256 |
| **Total Long Term Assets** | **59,872** |
| **Total Assets** | **91,451** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 2,188 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | (992) |
| Deferred Revenue | 11 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 5,284 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **6,491** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 3,757 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 133 |
| **Long Term Liabilities** | **3,891** |
| **Total Liabilities** | **10,382** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 48,999 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 32,071 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **81,069** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **81,069** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **91,451** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Corporate Solutions, Inc.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 39,562 |
| Market Technology Revenues | 0 |
| Other Revenues | 4,284 |
| **Total Revenues** | **43,846** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **43,846** |
| **Operating Expenses:** | |
| Compensation and Benefits | 1,344 |
| Marketing and Advertising | 4 |
| Depr and Amortization | 2,304 |
| Professional and Contract Services | (392) |
| Computer Ops and Data Communication | 20 |
| Occupancy | (129) |
| Regulatory | 0 |
| General Administrative and Other | 1,620 |
| Merger Related Expenses Total | (106) |
| **Total Operating Expenses** | **4,665** |
| **Operating Income** | **39,181** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 39,181 |
| **Income Tax Provisions** | **16,023** |
| **Net Income** | **23,158** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **23,158** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Corporate Solutions, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 12,190 |
| Current Deferred Tax | 9,210 |
| Current Restricted Cash | 0 |
| Other Current Assets | 1,084 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **22,484** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 38,549 |
| Goodwill | 215,720 |
| Other Intangibles | 47,218 |
| Non Current Deferred Taxes | 105 |
| Other Long Term Assets | 1,381 |
| **Total Long Term Assets** | **302,973** |
| **Total Assets** | **325,457** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 21,177 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 21,697 |
| Deferred Revenue | 4,512 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 66,205 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **113,592** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 27,240 |
| Non-current deferred revenue | 152 |
| All Other Long Term Liabilities | 557 |
| **Long Term Liabilities** | **27,949** |
| **Total Liabilities** | **141,541** |

| **EQUITY** | |
| --- | --- |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 252,852 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (68,936) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **183,916** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **183,916** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **325,457** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Corporate Solutions, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | (0) |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 140,055 |
| Market Technology Revenues | (1) |
| Other Revenues | 891 |
| **Total Revenues** | **140,944** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **140,944** |
| **Operating Expenses:** | |
| Compensation and Benefits | 94,927 |
| Marketing and Advertising | 1,207 |
| Depr and Amortization | 15,005 |
| Professional and Contract Services | 63,119 |
| Computer Ops and Data Communication | 11,780 |
| Occupancy | 5,244 |
| Regulatory | 0 |
| General Administrative and Other | 23,080 |
| Merger Related Expenses Total | (803) |
| **Total Operating Expenses** | **213,558** |
| **Operating Income** | **(72,614)** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (72,614) |
| **Income Tax Provisions** | **(30,535)** |
| **Net Income** | **(42,080)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(42,080)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -NASDAQ Energy Futures, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 1,000 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 287 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **1,287** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **1,287** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 1,711 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **1,711** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **1,711** |

| **EQUITY** | |
| --- | --- |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (425) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **(425)** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **(425)** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **1,287** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -NASDAQ Energy Futures, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 492 |
| Marketing and Advertising | 150 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **642** |
| **Operating Income** | **(642)** |
| Total Interest Income | 0 |
| Total Interest Expense | (69) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (711) |
| **Income Tax Provisions** | **(287)** |
| **Net Income** | **(425)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(425)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Execution Services, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 9,990 |
| Investments | 240 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 75 |
| Current Restricted Cash | 250 |
| Other Current Assets | 5,598 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **16,153** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 5,569 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 10 |
| **Total Long Term Assets** | **5,579** |
| **Total Assets** | **21,732** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 4,539 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 225 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 60 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **4,823** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | (1,519) |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 36 |
| **Long Term Liabilities** | **(1,483)** |
| **Total Liabilities** | **3,340** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 23,308 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (4,916) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **18,392** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **18,392** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **21,732** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Execution Services, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 32,700 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **32,700** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **17** |
| Brokerage, Clearance and Exchange Fees | **(29,389)** |
| **Total Cost of Revenues** | **(29,372)** |
| **Revenues less Cost of Revenues** | **3,328** |
| **Operating Expenses:** | |
| Compensation and Benefits | 1,633 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 2 |
| Computer Ops and Data Communication | 59 |
| Occupancy | 95 |
| Regulatory | 0 |
| General Administrative and Other | 242 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **2,031** |
| **Operating Income** | **1,297** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 1,297 |
| **Income Tax Provisions** | **683** |
| **Net Income** | **614** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **614** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -NASDAQ Futures, Inc**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 9,985 |
| Investments | 0 |
| Total Receivables - Net | 1 |
| Current Deferred Tax | 229 |
| Current Restricted Cash | 0 |
| Other Current Assets | 1,711 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **11,926** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 391 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **391** |
| **Total Assets** | **12,317** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 1,292 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 538 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 3,489 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **5,319** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | (21) |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 4 |
| **Long Term Liabilities** | **(18)** |
| **Total Liabilities** | **5,301** |

| **EQUITY** | |
| --- | --- |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 15,393 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (8,378) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **7,016** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **7,016** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **12,317** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -NASDAQ Futures, Inc**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **(3,661)** |
| **Total Cost of Revenues** | **(3,661)** |
| **Revenues less Cost of Revenues** | **(3,661)** |
| **Operating Expenses:** | |
| Compensation and Benefits | 1,672 |
| Marketing and Advertising | (84) |
| Depr and Amortization | 88 |
| Professional and Contract Services | 774 |
| Computer Ops and Data Communication | 1,154 |
| Occupancy | 119 |
| Regulatory | 348 |
| General Administrative and Other | 552 |
| Merger Related Expenses Total | 12 |
| **Total Operating Expenses** | **4,634** |
| **Operating Income** | **(8,295)** |
| Total Interest Income | 69 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (8,226) |
| **Income Tax Provisions** | **(3,374)** |
| **Net Income** | **(4,852)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(4,852)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -NASDAQ Global, Inc**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 641 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 595,935 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **596,576** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 227,649 |
| Other Long Term Assets | 4,396,405 |
| **Total Long Term Assets** | **4,624,054** |
| **Total Assets** | **5,220,630** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 752 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 241,386 |
| Current Deferred Tax Liability | (610) |
| **Current Liabilities** | **241,528** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 538 |
| **Long Term Liabilities** | **538** |
| **Total Liabilities** | **242,066** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 4,634,412 |
| Accumulated Other Comprehensive Income/(Loss) | (322,074) |
| Total Retained Earnings | 666,225 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **4,978,564** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **4,978,564** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **5,220,630** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -NASDAQ Global, Inc**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 389 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **389** |
| **Operating Income** | **(389)** |
| Total Interest Income | 10,191 |
| Total Interest Expense | (3,023) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 6,779 |
| **Income Tax Provisions** | **1,526** |
| **Net Income** | **5,253** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **5,253** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq, Inc**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 122,198 |
| Investments | 11,892 |
| Total Receivables - Net | 96,368 |
| Current Deferred Tax | (15,101) |
| Current Restricted Cash | 0 |
| Other Current Assets | 502,887 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **718,245** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 64,020 |
| Goodwill | 10,453 |
| Other Intangibles | 1,899 |
| Non Current Deferred Taxes | 51,208 |
| Other Long Term Assets | 7,723,141 |
| **Total Long Term Assets** | **7,850,722** |
| **Total Assets** | **8,568,967** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 96,486 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 36,711 |
| Deferred Revenue | 2,221 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 2,109,243 |
| Current Deferred Tax Liability | 5,427 |
| **Current Liabilities** | **2,250,089** |
| Total Long Term Debt | 2,364,021 |
| Non Current Deferred Tax Liability | 6,931 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 62,288 |
| **Long Term Liabilities** | **2,433,240** |
| **Total Liabilities** | **4,683,328** |

| EQUITY | |
|---|---|
| Common Stock Total | 1,747 |
| Common Stock in Treasury Total | (110,906) |
| Additional Paid in Capital | 2,995,647 |
| Accumulated Other Comprehensive Income/(Loss) | 16,535 |
| Total Retained Earnings | 982,615 |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **3,885,639** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **3,885,639** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **8,568,967** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq, Inc**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | (12) |
| Global Listing Services | 1,852 |
| Global Information Services | 88,258 |
| Corporate Solutions | 1 |
| Market Technology Revenues | (621) |
| Other Revenues | 100,475 |
| **Total Revenues** | **189,953** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **189,953** |
| **Operating Expenses:** | |
| Compensation and Benefits | 176,944 |
| Marketing and Advertising | 10,110 |
| Depr and Amortization | 16,394 |
| Professional and Contract Services | 34,147 |
| Computer Ops and Data Communication | 13,787 |
| Occupancy | 6,240 |
| Regulatory | 0 |
| General Administrative and Other | 30,362 |
| Merger Related Expenses Total | 7,129 |
| **Total Operating Expenses** | **295,114** |
| **Operating Income** | **(105,160)** |
| Total Interest Income | 331 |
| Total Interest Expense | (119,004) |
| Dividend and Investment Income | 57 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (223,777) |
| **Income Tax Provisions** | **(72,430)** |
| **Net Income** | **(151,347)** |
| Net (income) expense attributable to noncontrolling interests | 1,377 |
| **Net Income attributable to Nasdaq, Inc.** | **(149,969)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Information, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 200 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 108,168 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **108,368** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **108,368** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 54 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 440 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **494** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 39 |
| **Long Term Liabilities** | **39** |
| **Total Liabilities** | **533** |

| **EQUITY** | |
| --- | --- |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 1,000 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 106,835 |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **107,835** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **107,835** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **108,368** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Information, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 66 |
| Global Listing Services | 0 |
| Global Information Services | 49,953 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 16 |
| **Total Revenues** | **50,035** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **50,035** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 17 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 1,474 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **1,491** |
| **Operating Income** | **48,544** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 48,544 |
| **Income Tax Provisions** | **20,599** |
| **Net Income** | **27,945** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | 27,945 |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq International Market Initiatives, Inc.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 160 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **160** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **160** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 4 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 39 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 1,370 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **1,413** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | (1) |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **(1)** |
| **Total Liabilities** | **1,412** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 3,642 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (4,895) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **(1,253)** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **(1,253)** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **160** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq International Market Initiatives, Inc.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 412 |
| Marketing and Advertising | 18 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 14 |
| Computer Ops and Data Communication | 1 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 25 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **470** |
| **Operating Income** | **(470)** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (470) |
| **Income Tax Provisions** | **(269)** |
| **Net Income** | **(200)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(200)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -NASDAQ OMX BX Equities LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 9 |
| Total Receivables - Net | 7,931 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 184,928 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **192,868** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **192,868** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 150 |
| SEC 31a Payable to the SEC | 9,279 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 282 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 2,188 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **11,899** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 137 |
| **Long Term Liabilities** | **137** |
| **Total Liabilities** | **12,036** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (15,300) |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 196,131 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **180,831** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **180,831** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **192,868** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -NASDAQ OMX BX Equities LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 101,012 |
| Global Listing Services | 0 |
| Global Information Services | 17,579 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 213 |
| **Total Revenues** | **118,804** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **(38,321)** |
| Brokerage, Clearance and Exchange Fees | **(27,647)** |
| **Total Cost of Revenues** | **(65,969)** |
| **Revenues less Cost of Revenues** | **52,835** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 57 |
| Computer Ops and Data Communication | 42 |
| Occupancy | 0 |
| Regulatory | 342 |
| General Administrative and Other | 1,658 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **2,099** |
| **Operating Income** | **50,737** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 50,737 |
| **Income Tax Provisions** | **0** |
| **Net Income** | **50,737** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **50,737** |

**Nasdaq, Inc.**

**Unconsolidated Balance Sheet -NASDAQ OMX Event Technologies LLC**

(in thousands, unaudited)

Notes: This entity has been liquidated

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -NASDAQ OMX (San Francisco) Insurance LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | (113) |
| Current Restricted Cash | 0 |
| Other Current Assets | 1,264 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **1,150** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 17,336 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **17,336** |
| **Total Assets** | **18,486** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **0** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 1,396 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 42 |
| **Long Term Liabilities** | **1,438** |
| **Total Liabilities** | **1,438** |

| **EQUITY** | |
| --- | --- |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 24,713 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (7,665) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **17,048** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **17,048** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **18,486** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -NASDAQ OMX (San Francisco) Insurance LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | (0) |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **(0)** |
| **Operating Income** | **0** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | **0** |
| **Income Tax Provisions** | **(117)** |
| **Net Income** | **117** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **117** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -NASDAQ Options Services, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 558 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 124 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **681** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **681** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 1 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **1** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **1** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 3,282 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (2,602) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **680** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **680** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **681** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -NASDAQ Options Services, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | (15) |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **(15)** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **15** |
| **Total Cost of Revenues** | **15** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 12 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 3 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **15** |
| **Operating Income** | **(15)** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (15) |
| **Income Tax Provisions** | **(7)** |
| **Net Income** | **(8)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(8)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq PHLX LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 8 |
| Investments | 10 |
| Total Receivables - Net | 33,360 |
| Current Deferred Tax | 1,922 |
| Current Restricted Cash | 0 |
| Other Current Assets | 3,741 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **39,041** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 15,592 |
| Goodwill | 503,610 |
| Other Intangibles | 286,304 |
| Non Current Deferred Taxes | 18,862 |
| Other Long Term Assets | 48,664 |
| **Total Long Term Assets** | **873,033** |
| **Total Assets** | **912,074** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 4,277 |
| SEC 31a Payable to the SEC | 9,191 |
| Accrued Personnel Costs | 4,421 |
| Deferred Revenue | 125 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 310,847 |
| Current Deferred Tax Liability | 4,536 |
| **Current Liabilities** | **333,397** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 127,086 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 48,641 |
| **Long Term Liabilities** | **175,726** |
| **Total Liabilities** | **509,124** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 73,458 |
| Accumulated Other Comprehensive Income/(Loss) | (5,756) |
| Total Retained Earnings | 335,248 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **402,950** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **402,950** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **912,074** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq PHLX LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 269,324 |
| Global Listing Services | 0 |
| Global Information Services | 16,438 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 2,101 |
| **Total Revenues** | **287,864** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **(114,487)** |
| Brokerage, Clearance and Exchange Fees | **(29,904)** |
| **Total Cost of Revenues** | **(144,391)** |
| **Revenues less Cost of Revenues** | **143,472** |
| **Operating Expenses:** | |
| Compensation and Benefits | 13,230 |
| Marketing and Advertising | 259 |
| Depr and Amortization | 10,561 |
| Professional and Contract Services | 104 |
| Computer Ops and Data Communication | 592 |
| Occupancy | 1,847 |
| Regulatory | 2,632 |
| General Administrative and Other | 5,229 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **34,454** |
| **Operating Income** | **109,019** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | (132) |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 17,509 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 126,396 |
| **Income Tax Provisions** | **53,388** |
| **Net Income** | **73,009** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **73,009** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Technology Services, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 254 |
| Current Deferred Tax | 1,107 |
| Current Restricted Cash | 0 |
| Other Current Assets | 181,024 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **182,385** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 369 |
| Other Long Term Assets | (1,011) |
| **Total Long Term Assets** | **(642)** |
| **Total Assets** | **181,743** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 935 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 3,082 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **4,017** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 2,308 |
| **Long Term Liabilities** | **2,308** |
| **Total Liabilities** | **6,325** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 20,000 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 155,418 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **175,418** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **175,418** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **181,743** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Technology Services, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 71,456 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **71,456** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **71,456** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 1 |
| Computer Ops and Data Communication | 15 |
| Occupancy | 18,018 |
| Regulatory | 0 |
| General Administrative and Other | 3,626 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **21,661** |
| **Operating Income** | **49,795** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 49,795 |
| **Income Tax Provisions** | **1,935** |
| **Net Income** | **47,860** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **47,860** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Norway Acquisition LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 11,230 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **11,230** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 23,603 |
| **Total Long Term Assets** | **23,603** |
| **Total Assets** | **34,833** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 176 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **176** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **176** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 23,548 |
| Accumulated Other Comprehensive Income/(Loss) | (31) |
| Total Retained Earnings | 11,140 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **34,657** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **34,657** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **34,833** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Norway Acquisition LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 2,786 |
| Other Revenues | 0 |
| **Total Revenues** | **2,786** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **2,786** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **0** |
| **Operating Income** | **2,786** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 2,786 |
| **Income Tax Provisions** | **0** |
| **Net Income** | **2,786** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **2,786** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -NPM Securities, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 550 |
| Investments | 0 |
| Total Receivables - Net | 629 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **1,179** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **1,179** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 724 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 20 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **744** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **744** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 550 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (115) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **435** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **435** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **1,179** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -NPM Securities, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 462 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | (137) |
| **Total Revenues** | **325** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **325** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 132 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 26 |
| General Administrative and Other | 18 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **176** |
| **Operating Income** | **149** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 149 |
| **Income Tax Provisions** | **146** |
| **Net Income** | **4** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **4** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Operations & Compliance Network, LLC**
(in thousands, unaudited)

Notes: No data in 2015.

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -SecondMarket Labs, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 19 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **19** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 1,541 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **1,541** |
| **Total Assets** | **1,559** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **0** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | (15) |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **(15)** |
| **Total Liabilities** | **(15)** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 1,622 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (48) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **1,574** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **1,574** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **1,559** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -SecondMarket Labs, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 81 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **81** |
| **Operating Income** | **(81)** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (81) |
| **Income Tax Provisions** | **(34)** |
| **Net Income** | **(48)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(48)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -SecondMarket Solutions, Inc.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 9 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 111 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **120** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 6,533 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 2,122 |
| **Total Long Term Assets** | **8,655** |
| **Total Assets** | **8,775** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 22 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 266 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 365 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **654** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 30 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **30** |
| **Total Liabilities** | **683** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 8,358 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (266) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **8,092** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **8,092** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **8,775** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -SecondMarket Solutions, Inc.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 100 |
| Other Revenues | 60 |
| **Total Revenues** | **160** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **(10)** |
| **Total Cost of Revenues** | **(10)** |
| **Revenues less Cost of Revenues** | **150** |
| **Operating Expenses:** | |
| Compensation and Benefits | 541 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 19 |
| Computer Ops and Data Communication | 10 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 35 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **605** |
| **Operating Income** | **(456)** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (456) |
| **Income Tax Provisions** | **(189)** |
| **Net Income** | **(266)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(266)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -SMTX, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 667 |
| Investments | 0 |
| Total Receivables - Net | 20 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 38,217 |
| Other Current Assets | 10 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **38,914** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 198 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **198** |
| **Total Assets** | **39,111** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 37 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 38,458 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **38,495** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 1 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **1** |
| **Total Liabilities** | **38,496** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 500 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 115 |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **615** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **615** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **39,111** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -SMTX, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 403 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **403** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **403** |
| **Operating Expenses:** | |
| Compensation and Benefits | 1 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 100 |
| Occupancy | 0 |
| Regulatory | 11 |
| General Administrative and Other | 93 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **206** |
| **Operating Income** | **197** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 197 |
| **Income Tax Provisions** | **82** |
| **Net Income** | **115** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **115** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -The NASDAQ Options Market LLC**
(in thousands, unaudited)

Notes: not a separate LE in HFM- included in NOS- ISLE entity

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -NASDAQ Private Market, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 374 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | (1) |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **373** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 3,706 |
| Goodwill | 0 |
| Other Intangibles | 1,558 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 10,183 |
| **Total Long Term Assets** | **15,448** |
| **Total Assets** | **15,821** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 1,408 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 711 |
| Deferred Revenue | 23 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 3,985 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **6,127** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 1,275 |
| **Long Term Liabilities** | **1,275** |
| **Total Liabilities** | **7,402** |

| EQUITY | |
| --- | --- |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 22,749 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (14,330) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **8,418** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **8,418** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **15,821** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -NASDAQ Private Market, LLC**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 53 |
| Global Information Services | (3) |
| Corporate Solutions | 0 |
| Market Technology Revenues | (3) |
| Other Revenues | 160 |
| **Total Revenues** | **208** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **208** |
| **Operating Expenses:** | |
| Compensation and Benefits | 2,946 |
| Marketing and Advertising | 66 |
| Depr and Amortization | 1,518 |
| Professional and Contract Services | 2,005 |
| Computer Ops and Data Communication | 200 |
| Occupancy | 254 |
| Regulatory | 0 |
| General Administrative and Other | 677 |
| Merger Related Expenses Total | 294 |
| **Total Operating Expenses** | **7,961** |
| **Operating Income** | **(7,752)** |
| Total Interest Income | 2 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (7,750) |
| **Income Tax Provisions** | **0** |
| **Net Income** | **(7,750)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(7,750)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -The Stock Clearing Corporation of Philadelphia**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 72 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **72** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 151 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **151** |
| **Total Assets** | **224** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 4 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **4** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | (8) |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 12 |
| **Long Term Liabilities** | **4** |
| **Total Liabilities** | **8** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 739 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | (523) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **216** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **216** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **224** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -The Stock Clearing Corporation of Philadelphia**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **0** |
| **Operating Income** | **0** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 0 |
| **Income Tax Provisions** | **0** |
| **Net Income** | **0** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **0** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -2157971 Ontario Ltd**
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.

**Unconsolidated Balance Sheet -AB "Lietuvos centrinis vertybinių popierių depozitoriumas"**

(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 1,059 |
| Investments | 0 |
| Total Receivables - Net | 96 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | (3) |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **1,152** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 415 |
| Goodwill | 4,436 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 16 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **4,867** |
| **Total Assets** | **6,019** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 36 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 79 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | (9) |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **106** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **106** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 4,933 |
| Accumulated Other Comprehensive Income/(Loss) | (1,334) |
| Total Retained Earnings | 2,314 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **5,913** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **5,913** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **6,019** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -AB "Lietuvos centrinis vertybinių popierių depozitorium**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 1,432 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 53 |
| **Total Revenues** | **1,485** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **1,485** |
| **Operating Expenses:** | |
| Compensation and Benefits | 561 |
| Marketing and Advertising | 7 |
| Depr and Amortization | 21 |
| Professional and Contract Services | 267 |
| Computer Ops and Data Communication | 104 |
| Occupancy | 37 |
| Regulatory | 29 |
| General Administrative and Other | 272 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **1,299** |
| **Operating Income** | **186** |
| Total Interest Income | 6 |
| Total Interest Expense | (0) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 191 |
| **Income Tax Provisions** | **30** |
| **Net Income** | **161** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **161** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -AB NASDAQ OMX Vilnius**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **0** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **0** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **0** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **0** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 0 |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **0** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **0** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **0** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -AB NASDAQ OMX Vilnius**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **0** |
| **Operating Income** | **0** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 0 |
| **Income Tax Provisions** | **0** |
| **Net Income** | **0** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **0** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -AS eCSD Expert**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 143 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 8 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **151** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 1 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 81 |
| **Total Long Term Assets** | **82** |
| **Total Assets** | **233** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 16 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | (5) |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **12** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **12** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 35 |
| Accumulated Other Comprehensive Income/(Loss) | 58 |
| Total Retained Earnings | 127 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **221** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **221** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **233** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -AS eCSD Expert**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 176 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **176** |
| **COST OF REVENUES** | |
| Liquidity Rebates | 0 |
| Brokerage, Clearance and Exchange Fees | 0 |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **176** |
| **Operating Expenses:** | |
| Compensation and Benefits | 1 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 2 |
| Professional and Contract Services | 99 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 1 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **102** |
| **Operating Income** | **73** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 73 |
| **Income Tax Provisions** | **14** |
| **Net Income** | **59** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **59** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -AS Eesti Väärtpaberikeskus**
(in thousands, unaudited)

Notes: Entity has been dissolved.

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -AS Latvijas Centralais depozitarijs**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 4,361 |
| Investments | 0 |
| Total Receivables - Net | 235 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 819 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **5,415** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 661 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 7 |
| Other Long Term Assets | 295 |
| **Total Long Term Assets** | **963** |
| **Total Assets** | **6,378** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 3,409 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 102 |
| Deferred Revenue | 6 |
| Current Portion Capital Leases | 5 |
| Other Accrued Liabilities | 58 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **3,579** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 18 |
| **Long Term Liabilities** | **18** |
| **Total Liabilities** | **3,597** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | (508) |
| Total Retained Earnings | 2,925 |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **2,782** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **2,782** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **6,378** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -AS Latvijas Centralais depozitarijs**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 2,722 |
| Global Listing Services | 3 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 262 |
| **Total Revenues** | **2,987** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **2,987** |
| **Operating Expenses:** | |
| Compensation and Benefits | 840 |
| Marketing and Advertising | 36 |
| Depr and Amortization | 119 |
| Professional and Contract Services | 190 |
| Computer Ops and Data Communication | 260 |
| Occupancy | 89 |
| Regulatory | 34 |
| General Administrative and Other | 397 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **1,963** |
| **Operating Income** | **1,024** |
| Total Interest Income | 103 |
| Total Interest Expense | (0) |
| Dividend and Investment Income | (22) |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 1,105 |
| **Income Tax Provisions** | **178** |
| **Net Income** | **927** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **927** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -BoardVantage (HK) Limited**
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -BoardVantage (UK) Limited**
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

**Nasdaq, Inc.**

**Unconsolidated Balance Sheet -BoardVantage Singapore Pte. Limited**

(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Bwise Beheer BV**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 80 |
| Current Restricted Cash | 0 |
| Other Current Assets | (739) |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **(658)** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 44,710 |
| Other Intangibles | 21,166 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 1,066 |
| **Total Long Term Assets** | **66,943** |
| **Total Assets** | **66,285** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 211 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | (377) |
| Current Deferred Tax Liability | 716 |
| **Current Liabilities** | **550** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 5,283 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **5,283** |
| **Total Liabilities** | **5,833** |

| EQUITY | |
| --- | --- |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 80,005 |
| Accumulated Other Comprehensive Income/(Loss) | (8,292) |
| Total Retained Earnings | (11,003) |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **60,452** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **60,452** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **66,285** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Bwise Beheer BV**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 1 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 2,650 |
| Professional and Contract Services | 2 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 70 |
| Merger Related Expenses Total | (21) |
| **Total Operating Expenses** | **2,701** |
| **Operating Income** | **(2,701)** |
| Total Interest Income | 0 |
| Total Interest Expense | (4) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (2,706) |
| **Income Tax Provisions** | **(16)** |
| **Net Income** | **(2,689)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(2,689)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Bwise BV**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 1,845 |
| Investments | 0 |
| Total Receivables - Net | 1,916 |
| Current Deferred Tax | 391 |
| Current Restricted Cash | 125 |
| Other Current Assets | (3,868) |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **408** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 8,111 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **8,111** |
| **Total Assets** | **8,519** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 463 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 1,925 |
| Deferred Revenue | 4,858 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 3,292 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **10,537** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **10,537** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 6,804 |
| Accumulated Other Comprehensive Income/(Loss) | 1,385 |
| Total Retained Earnings | (10,465) |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **(2,018)** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **(2,018)** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **8,519** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Bwise BV**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | (0) |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 19,340 |
| Other Revenues | 3,724 |
| **Total Revenues** | **23,063** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **23,063** |
| **Operating Expenses:** | |
| Compensation and Benefits | 7,433 |
| Marketing and Advertising | 468 |
| Depr and Amortization | 3,540 |
| Professional and Contract Services | 8,102 |
| Computer Ops and Data Communication | 2,333 |
| Occupancy | 327 |
| Regulatory | 0 |
| General Administrative and Other | 3,532 |
| Merger Related Expenses Total | 18 |
| **Total Operating Expenses** | **25,753** |
| **Operating Income** | **(2,690)** |
| Total Interest Income | 0 |
| Total Interest Expense | (87) |
| Dividend and Investment Income | **0** |
| Gain (loss) on sale of strategic initiatives | **0** |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | **0** |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | **0** |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (2,777) |
| **Income Tax Provisions** | **(41)** |
| **Net Income** | **(2,737)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | (2,737) |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Bwise Development BV**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **0** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **0** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **0** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **0** |

| **EQUITY** | |
| --- | --- |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | (884) |
| Total Retained Earnings | 884 |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **0** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **0** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **0** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Bwise Development BV**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 6 |
| Marketing and Advertising | 0 |
| Depr and Amortization | (3) |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | (1) |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **2** |
| **Operating Income** | **(2)** |
| Total Interest Income | 0 |
| Total Interest Expense | (0) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (2) |
| **Income Tax Provisions** | **(2)** |
| **Net Income** | **(1)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(1)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Bwise Germany GmbH**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 513 |
| Investments | 0 |
| Total Receivables - Net | 2,741 |
| Current Deferred Tax | (239) |
| Current Restricted Cash | 0 |
| Other Current Assets | (334) |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **2,681** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **2,681** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | (3,507) |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 82 |
| Deferred Revenue | 1,312 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | (34) |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **(2,148)** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **(2,148)** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 280 |
| Accumulated Other Comprehensive Income/(Loss) | (1,295) |
| Total Retained Earnings | 5,843 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **4,829** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **4,829** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **2,681** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Bwise Germany GmbH**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 5,192 |
| Other Revenues | 32 |
| **Total Revenues** | **5,224** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **5,224** |
| **Operating Expenses:** | |
| Compensation and Benefits | 880 |
| Marketing and Advertising | 17 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 4,204 |
| Computer Ops and Data Communication | 204 |
| Occupancy | 13 |
| Regulatory | 0 |
| General Administrative and Other | 403 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **5,721** |
| **Operating Income** | **(496)** |
| Total Interest Income | 0 |
| Total Interest Expense | (0) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (497) |
| **Income Tax Provisions** | **(5)** |
| **Net Income** | **(492)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(492)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Bwise Holding BV**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 10 |
| Current Restricted Cash | 0 |
| Other Current Assets | (2,997) |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **(2,987)** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 4,389 |
| **Total Long Term Assets** | **4,389** |
| **Total Assets** | **1,401** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **0** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **0** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 1,066 |
| Accumulated Other Comprehensive Income/(Loss) | 283 |
| Total Retained Earnings | 52 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **1,401** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **1,401** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **1,401** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Bwise Holding BV**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **1** |
| **Operating Income** | **(1)** |
| Total Interest Income | 0 |
| Total Interest Expense | (19) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (20) |
| **Income Tax Provisions** | **(5)** |
| **Net Income** | **(15)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(15)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -"Central Depository of Armenia" Open Joint Stock Company**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **0** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **0** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **0** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **0** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 8 |
| Accumulated Other Comprehensive Income/(Loss) | (50) |
| Total Retained Earnings | 42 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **0** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **0** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **0** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -"Central Depository of Armenia" Open Joint Stock Com**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 147 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **147** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **147** |
| **Operating Expenses:** | |
| Compensation and Benefits | 54 |
| Marketing and Advertising | 3 |
| Depr and Amortization | 5 |
| Professional and Contract Services | 2 |
| Computer Ops and Data Communication | 14 |
| Occupancy | 5 |
| Regulatory | 0 |
| General Administrative and Other | 21 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **105** |
| **Operating Income** | **43** |
| Total Interest Income | 4 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | (128) |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (81) |
| **Income Tax Provisions** | **10** |
| **Net Income** | **(91)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(91)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet - Clearing Control CC AB**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 33 |
| Investments | 0 |
| Total Receivables - Net | 13 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **47** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **47** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 25 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **25** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **25** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | 11 |
| Total Retained Earnings | 11 |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **22** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **22** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **47** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income - Clearing Control CC AB**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 2 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **3** |
| **Operating Income** | **(3)** |
| Total Interest Income | 0 |
| Total Interest Expense | (0) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (3) |
| **Income Tax Provisions** | **(0)** |
| **Net Income** | **(3)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(3)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet - Egypt for Information Dissemination Company**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 1 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **1** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 1,894 |
| **Total Long Term Assets** | **1,894** |
| **Total Assets** | **1,895** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **0** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **0** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | (473) |
| Total Retained Earnings | 2,368 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **1,895** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **1,895** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **1,895** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income - Egypt for Information Dissemination Company**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **0** |
| **Operating Income** | **0** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 248 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 248 |
| **Income Tax Provisions** | **0** |
| **Net Income** | **248** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **248** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet - Eignarhaldsfelagid Verdbrefathing hf**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 531 |
| Investments | 0 |
| Total Receivables - Net | 4,234 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 4,527 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **9,291** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 15,520 |
| **Total Long Term Assets** | **15,520** |
| **Total Assets** | **24,811** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 5 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 48 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **53** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **53** |

| EQUITY | |
| --- | --- |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 15,950 |
| Accumulated Other Comprehensive Income/(Loss) | (854) |
| Total Retained Earnings | 9,663 |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **24,758** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **24,758** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **24,811** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income - Eignarhaldsfelagid Verdbrefathing hf**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 10 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **11** |
| **Operating Income** | **(11)** |
| Total Interest Income | 235 |
| Total Interest Expense | (1) |
| Dividend and Investment Income | 13 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 237 |
| **Income Tax Provisions** | **47** |
| **Net Income** | **190** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **190** |

**Nasdaq, Inc.**

**Unconsolidated Balance Sheet -Ensoleillement Inc.**

(in thousands, unaudited)

| Notes: New entity, no data available in 2015 |
| --- |

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet - European Central Counterparty N.V**
(in thousands, unaudited)

| Notes: not in HFM - not a fully owned entity |
| --- |

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Farm Church Holdings ULC**
(in thousands, unaudited)

| Notes: New entity, no data available in 2015 |
|---|

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet - FTEN Europe Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 123 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **123** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **123** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 77 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | 77 |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | 77 |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 244 |
| Accumulated Other Comprehensive Income/(Loss) | (22) |
| Total Retained Earnings | (176) |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **46** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **46** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **123** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income - FTEN Europe Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **0** |
| **Operating Income** | **0** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 0 |
| **Income Tax Provisions** | **0** |
| **Net Income** | **0** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **0** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Hugin AS**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 2,728 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **2,729** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 398 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 5 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **403** |
| **Total Assets** | **3,132** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 11 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 1,909 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **1,920** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **1,920** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | (212) |
| Total Retained Earnings | 1,424 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **1,212** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **1,212** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **3,132** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Hugin AS**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | (0) |
| **Total Revenues** | **(0)** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **(0)** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 2 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **2** |
| **Operating Income** | **(2)** |
| Total Interest Income | 0 |
| Total Interest Expense | (2) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (4) |
| **Income Tax Provisions** | **(69)** |
| **Net Income** | **65** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **65** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet - Indxis Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 240 |
| Investments | 0 |
| Total Receivables - Net | 853 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 1,546 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **2,638** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 744 |
| Goodwill | 2,032 |
| Other Intangibles | 397 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **3,173** |
| **Total Assets** | **5,811** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 3,380 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 94 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 52 |
| **Current Liabilities** | **3,526** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 52 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 198 |
| **Long Term Liabilities** | **250** |
| **Total Liabilities** | **3,776** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 2,743 |
| Accumulated Other Comprehensive Income/(Loss) | (168) |
| Total Retained Earnings | (540) |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **2,035** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **2,035** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **5,811** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income - Indxis Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 1,905 |
| **Total Revenues** | **1,905** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **1,905** |
| **Operating Expenses:** | |
| Compensation and Benefits | 441 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 333 |
| Professional and Contract Services | 403 |
| Computer Ops and Data Communication | 4 |
| Occupancy | (22) |
| Regulatory | 0 |
| General Administrative and Other | 714 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **1,872** |
| **Operating Income** | **33** |
| Total Interest Income | 4 |
| Total Interest Expense | (11) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 26 |
| **Income Tax Provisions** | **(38)** |
| **Net Income** | **64** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **64** |

**Nasdaq, Inc.**

**Unconsolidated Balance Sheet -Marketwire China Holding (HK) Ltd.**

(in thousands, unaudited)

| Notes: New entity, no data available in 2015 |
|---|

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Marketwired L.P.**
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Marketwired UK Ltd**
(in thousands, unaudited)

| Notes: New entity, no data available in 2015 |
| --- |

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq AB**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | (405,326) |
| Investments | 0 |
| Total Receivables - Net | 2,247 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 2,312 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **(400,767)** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 472 |
| Goodwill | 3,331 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 1,042 |
| Other Long Term Assets | (3,103,887) |
| **Total Long Term Assets** | **(3,099,042)** |
| **Total Assets** | **(3,499,808)** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 5,706 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 740 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 434,790 |
| Current Deferred Tax Liability | 170 |
| **Current Liabilities** | **441,407** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 2,402 |
| **Long Term Liabilities** | **2,402** |
| **Total Liabilities** | **443,809** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (4,189,844) |
| Accumulated Other Comprehensive Income/(Loss) | 444,514 |
| Total Retained Earnings | (198,302) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **(3,943,617)** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **(3,943,617)** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **(3,499,808)** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq AB**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 9 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 12,096 |
| **Total Revenues** | **12,106** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **12,106** |
| **Operating Expenses:** | |
| Compensation and Benefits | 5,842 |
| Marketing and Advertising | 10 |
| Depr and Amortization | 112 |
| Professional and Contract Services | 3,306 |
| Computer Ops and Data Communication | 185 |
| Occupancy | 8,678 |
| Regulatory | 0 |
| General Administrative and Other | 757 |
| Merger Related Expenses Total | 1 |
| **Total Operating Expenses** | **18,891** |
| **Operating Income** | **(6,785)** |
| Total Interest Income | 9 |
| Total Interest Expense | (4,808) |
| Dividend and Investment Income | (13) |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | (1,243) |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 9 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (12,831) |
| **Income Tax Provisions** | **3,016** |
| **Net Income** | **(15,847)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(15,847)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq (Asia Pacific) Pte. Ltd.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 370 |
| Investments | 0 |
| Total Receivables - Net | 2,161 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 11,720 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **14,250** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 94 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **94** |
| **Total Assets** | **14,344** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 10 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 522 |
| Deferred Revenue | 2,034 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 387 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **2,953** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **2,953** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 1,012 |
| Accumulated Other Comprehensive Income/(Loss) | (529) |
| Total Retained Earnings | 10,908 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **11,391** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **11,391** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **14,344** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq (Asia Pacific) Pte. Ltd.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 7,677 |
| Other Revenues | 1,250 |
| **Total Revenues** | **8,927** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **8,927** |
| **Operating Expenses:** | |
| Compensation and Benefits | 2,811 |
| Marketing and Advertising | 151 |
| Depr and Amortization | 48 |
| Professional and Contract Services | 1,102 |
| Computer Ops and Data Communication | 2,737 |
| Occupancy | 270 |
| Regulatory | 0 |
| General Administrative and Other | 294 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **7,414** |
| **Operating Income** | **1,513** |
| Total Interest Income | 85 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 1,598 |
| **Income Tax Provisions** | **287** |
| **Net Income** | **1,310** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **1,310** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet - Nasdaq Australia Holding Pty Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 15 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **15** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 43,792 |
| Other Intangibles | 9,331 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 4,164 |
| **Total Long Term Assets** | **57,287** |
| **Total Assets** | **57,302** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 233 |
| **Current Liabilities** | **233** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 2,566 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 1,464 |
| **Long Term Liabilities** | **4,030** |
| **Total Liabilities** | **4,263** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 76,468 |
| Accumulated Other Comprehensive Income/(Loss) | (10,812) |
| Total Retained Earnings | (12,617) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **53,039** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **53,039** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **57,302** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income - Nasdaq Australia Holding Pty Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 804 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **804** |
| **Operating Income** | **(804)** |
| Total Interest Income | 0 |
| Total Interest Expense | (0) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (803) |
| **Income Tax Provisions** | **(184)** |
| **Net Income** | **(620)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(620)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet - Nasdaq Broker Services AB**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 10,672 |
| Investments | 7,102 |
| Total Receivables - Net | 2,027 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 72 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **19,873** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 38 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 160 |
| **Total Long Term Assets** | **198** |
| **Total Assets** | **20,072** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 165 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 409 |
| Deferred Revenue | 623 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 958 |
| Current Deferred Tax Liability | 58 |
| **Current Liabilities** | **2,214** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **2,214** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 14,283 |
| Accumulated Other Comprehensive Income/(Loss) | (4,250) |
| Total Retained Earnings | 7,825 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **17,858** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **17,858** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **20,072** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income - Nasdaq Broker Services AB**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 16,447 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **16,447** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **16,447** |
| **Operating Expenses:** | |
| Compensation and Benefits | 1,763 |
| Marketing and Advertising | 11 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 318 |
| Computer Ops and Data Communication | 11,243 |
| Occupancy | 76 |
| Regulatory | 2 |
| General Administrative and Other | 378 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **13,791** |
| **Operating Income** | **2,657** |
| Total Interest Income | 20 |
| Total Interest Expense | (0) |
| Dividend and Investment Income | (19) |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 2,658 |
| **Income Tax Provisions** | **36** |
| **Net Income** | **2,621** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **2,621** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet - Nasdaq Canada Inc**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **0** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **0** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **0** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **0** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (0) |
| Accumulated Other Comprehensive Income/(Loss) | 0 |
| Total Retained Earnings | 0 |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **0** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **0** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **0** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income - Nasdaq Canada Inc**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **0** |
| **Operating Income** | **0** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 0 |
| **Income Tax Provisions** | **0** |
| **Net Income** | **0** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **0** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Clearing AB**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 69,885 |
| Investments | 124,290 |
| Total Receivables - Net | 332 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 1,843 |
| Margin Deposits & Default Fund | 2,228,086 |
| **Total Current Assets** | **2,424,437** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 2,622 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 52 |
| Other Long Term Assets | 658,381 |
| **Total Long Term Assets** | **661,055** |
| **Total Assets** | **3,085,492** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 9,445 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 2,262 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 2,230,935 |
| Current Deferred Tax Liability | 232 |
| **Current Liabilities** | **2,242,874** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 118 |
| **Long Term Liabilities** | **118** |
| **Total Liabilities** | **2,242,992** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 1,112,909 |
| Accumulated Other Comprehensive Income/(Loss) | 183,177 |
| Total Retained Earnings | (481,655) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **842,500** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **842,500** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **3,085,492** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Clearing AB**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 44,661 |
| Global Listing Services | (2) |
| Global Information Services | 535 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 3,886 |
| Other Revenues | (6) |
| **Total Revenues** | **49,075** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **49,075** |
| **Operating Expenses:** | |
| Compensation and Benefits | 8,571 |
| Marketing and Advertising | 121 |
| Depr and Amortization | 817 |
| Professional and Contract Services | 4,095 |
| Computer Ops and Data Communication | 20,797 |
| Occupancy | 392 |
| Regulatory | 258 |
| General Administrative and Other | 2,587 |
| Merger Related Expenses Total | 4 |
| **Total Operating Expenses** | **37,643** |
| **Operating Income** | **11,432** |
| Total Interest Income | (159) |
| Total Interest Expense | (476) |
| Dividend and Investment Income | (107) |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 10,689 |
| **Income Tax Provisions** | **471** |
| **Net Income** | **10,218** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **10,218** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet - Nasdaq Copenhagen A/S**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 1,040 |
| Investments | 0 |
| Total Receivables - Net | 5,268 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 40,358 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **46,665** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 263 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 51 |
| Other Long Term Assets | 355 |
| **Total Long Term Assets** | **670** |
| **Total Assets** | **47,335** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 1,126 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 1,866 |
| Deferred Revenue | 251 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 929 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **4,173** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 7,523 |
| **Long Term Liabilities** | **7,523** |
| **Total Liabilities** | **11,695** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 52,129 |
| Accumulated Other Comprehensive Income/(Loss) | (8,518) |
| Total Retained Earnings | (7,972) |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **35,640** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **35,640** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **47,335** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income - Nasdaq Copenhagen A/S**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 17,275 |
| Global Listing Services | 12,413 |
| Global Information Services | 16,802 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 3,463 |
| **Total Revenues** | **49,954** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **49,954** |
| **Operating Expenses:** | |
| Compensation and Benefits | 7,238 |
| Marketing and Advertising | 134 |
| Depr and Amortization | 101 |
| Professional and Contract Services | 1,993 |
| Computer Ops and Data Communication | 4,691 |
| Occupancy | 824 |
| Regulatory | 620 |
| General Administrative and Other | 1,127 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **16,728** |
| **Operating Income** | **33,226** |
| Total Interest Income | 91 |
| Total Interest Expense | (6) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 33,311 |
| **Income Tax Provisions** | **7,590** |
| **Net Income** | **25,722** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **25,722** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Corporate Solutions Canada ULC**
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet - Nasdaq Corporate Solutions (India) Private Limited**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 213 |
| Investments | 0 |
| Total Receivables - Net | 652 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 1,121 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **1,986** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 1,181 |
| Goodwill | 1,142 |
| Other Intangibles | (1) |
| Non Current Deferred Taxes | 178 |
| Other Long Term Assets | 432 |
| **Total Long Term Assets** | **2,933** |
| **Total Assets** | **4,919** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 1,143 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 596 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | (189) |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **1,549** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **1,549** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 1,498 |
| Accumulated Other Comprehensive Income/(Loss) | (680) |
| Total Retained Earnings | 2,552 |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **3,370** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **3,370** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **4,919** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income - Nasdaq Corporate Solutions (India) Private Limited**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 13,724 |
| **Total Revenues** | **13,724** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **13,724** |
| **Operating Expenses:** | |
| Compensation and Benefits | 3,761 |
| Marketing and Advertising | 6 |
| Depr and Amortization | 331 |
| Professional and Contract Services | 3,276 |
| Computer Ops and Data Communication | (201) |
| Occupancy | 757 |
| Regulatory | 0 |
| General Administrative and Other | 770 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **8,700** |
| **Operating Income** | **5,024** |
| Total Interest Income | 0 |
| Total Interest Expense | (2) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 5,022 |
| **Income Tax Provisions** | **1,234** |
| **Net Income** | **3,788** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **3,788** |

**Nasdaq, Inc.**

**Unconsolidated Balance Sheet - Nasdaq Corporate Solutions International Limited**

(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 2,699 |
| Investments | 0 |
| Total Receivables - Net | 5,933 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | (10,658) |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **(2,026)** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 7,670 |
| Goodwill | 100,397 |
| Other Intangibles | 16,956 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 416 |
| **Total Long Term Assets** | **125,438** |
| **Total Assets** | **123,412** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 1,889 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 1,357 |
| Deferred Revenue | 1,581 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 1,423 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **6,250** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 1,655 |
| **Long Term Liabilities** | **1,655** |
| **Total Liabilities** | **7,905** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 136,691 |
| Accumulated Other Comprehensive Income/(Loss) | (2,868) |
| Total Retained Earnings | (18,317) |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **115,507** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **115,507** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **123,412** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income - Nasdaq Corporate Solutions International Limited**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 1 |
| Corporate Solutions | 59,739 |
| Market Technology Revenues | 0 |
| Other Revenues | 12,126 |
| **Total Revenues** | **71,866** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **71,866** |
| **Operating Expenses:** | |
| Compensation and Benefits | 7,382 |
| Marketing and Advertising | 68 |
| Depr and Amortization | 3,615 |
| Professional and Contract Services | 43,965 |
| Computer Ops and Data Communication | 2,952 |
| Occupancy | 2,130 |
| Regulatory | 0 |
| General Administrative and Other | (1,034) |
| Merger Related Expenses Total | (91) |
| **Total Operating Expenses** | **58,988** |
| **Operating Income** | **12,879** |
| Total Interest Income | 0 |
| Total Interest Expense | (197) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 12,682 |
| **Income Tax Provisions** | **(113)** |
| **Net Income** | **12,795** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **12,795** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq CSD Iceland hf.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 3,504 |
| Investments | 0 |
| Total Receivables - Net | 440 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 3,149 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **7,094** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 27 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **28** |
| **Total Assets** | **7,121** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 1,578 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 216 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 641 |
| Current Deferred Tax Liability | 8 |
| **Current Liabilities** | **2,443** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **2,443** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 4,631 |
| Accumulated Other Comprehensive Income/(Loss) | (2,641) |
| Total Retained Earnings | 2,689 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **4,678** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **4,678** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **7,121** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq CSD Iceland hf.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 5,240 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 28 |
| **Total Revenues** | **5,268** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **5,268** |
| **Operating Expenses:** | |
| Compensation and Benefits | 823 |
| Marketing and Advertising | 4 |
| Depr and Amortization | 11 |
| Professional and Contract Services | 309 |
| Computer Ops and Data Communication | 306 |
| Occupancy | 109 |
| Regulatory | 31 |
| General Administrative and Other | 824 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **2,417** |
| **Operating Income** | **2,851** |
| Total Interest Income | 275 |
| Total Interest Expense | (0) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 3,126 |
| **Income Tax Provisions** | **631** |
| **Net Income** | **2,495** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **2,495** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq CXC Limited**
(in thousands, unaudited)

| Notes: New entity in 2016, no data available in 2015 |
|---|

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Exchange and Clearing Services AB**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | (7,866) |
| Investments | 0 |
| Total Receivables - Net | 4,006 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 234 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **(3,626)** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 18,217 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 51 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **18,268** |
| **Total Assets** | **14,642** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 663 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 5,365 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 3,357 |
| Current Deferred Tax Liability | 311 |
| **Current Liabilities** | **9,696** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **9,696** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 142 |
| Accumulated Other Comprehensive Income/(Loss) | (1,405) |
| Total Retained Earnings | 6,209 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **4,946** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **4,946** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **14,642** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Exchange and Clearing Services AB**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 12 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 49,530 |
| Other Revenues | 0 |
| **Total Revenues** | **49,542** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **49,542** |
| **Operating Expenses:** | |
| Compensation and Benefits | 14,816 |
| Marketing and Advertising | 12 |
| Depr and Amortization | 5,802 |
| Professional and Contract Services | 2,313 |
| Computer Ops and Data Communication | 24,504 |
| Occupancy | 1,314 |
| Regulatory | 0 |
| General Administrative and Other | 839 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **49,599** |
| **Operating Income** | **(57)** |
| Total Interest Income | (0) |
| Total Interest Expense | (119) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (176) |
| **Income Tax Provisions** | **(364)** |
| **Net Income** | **188** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **188** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Helsinki Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 203 |
| Investments | 0 |
| Total Receivables - Net | 4,133 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 32,011 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **36,347** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 409 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 22 |
| Other Long Term Assets | 8,587 |
| **Total Long Term Assets** | **9,019** |
| **Total Assets** | **45,366** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 493 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 1,289 |
| Deferred Revenue | 17 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 22,398 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **24,197** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **24,197** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (7,893) |
| Accumulated Other Comprehensive Income/(Loss) | (13,153) |
| Total Retained Earnings | 42,155 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **21,109** |
| Non Controlling Interest | 61 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **21,169** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **45,366** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Helsinki Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 16,558 |
| Global Listing Services | 6,485 |
| Global Information Services | 10,932 |
| Corporate Solutions | 138 |
| Market Technology Revenues | 2 |
| Other Revenues | 1,738 |
| **Total Revenues** | **35,852** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **35,852** |
| **Operating Expenses:** | |
| Compensation and Benefits | 4,201 |
| Marketing and Advertising | 125 |
| Depr and Amortization | 149 |
| Professional and Contract Services | 2,888 |
| Computer Ops and Data Communication | 3,980 |
| Occupancy | 696 |
| Regulatory | 284 |
| General Administrative and Other | 670 |
| Merger Related Expenses Total | 3 |
| **Total Operating Expenses** | **12,995** |
| **Operating Income** | **22,857** |
| Total Interest Income | 9 |
| Total Interest Expense | (2) |
| Dividend and Investment Income | (22,707) |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 157 |
| **Income Tax Provisions** | **52** |
| **Net Income** | **105** |
| Net (income) expense attributable to noncontrolling interests | (8) |
| **Net Income attributable to Nasdaq, Inc.** | **97** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Holding AB**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | (6,601) |
| Investments | 0 |
| Total Receivables - Net | 2,749,169 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | (47,616) |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **2,694,952** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 5,900 |
| Other Long Term Assets | (4,157,748) |
| **Total Long Term Assets** | **(4,151,847)** |
| **Total Assets** | **(1,456,895)** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 20,170 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 820 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 341 |
| Current Deferred Tax Liability | 238 |
| **Current Liabilities** | **21,568** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **21,568** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (4,145,107) |
| Accumulated Other Comprehensive Income/(Loss) | 3,075,612 |
| Total Retained Earnings | (408,969) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **(1,478,463)** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **(1,478,463)** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **(1,456,895)** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Holding AB**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 2,429 |
| **Total Revenues** | **2,429** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **2,429** |
| **Operating Expenses:** | |
| Compensation and Benefits | 3,020 |
| Marketing and Advertising | 1 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 446 |
| Computer Ops and Data Communication | 66 |
| Occupancy | 105 |
| Regulatory | 0 |
| General Administrative and Other | (226) |
| Merger Related Expenses Total | 5 |
| **Total Operating Expenses** | **3,416** |
| **Operating Income** | **(986)** |
| Total Interest Income | 12 |
| Total Interest Expense | (2) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (977) |
| **Income Tax Provisions** | **7,865** |
| **Net Income** | **(8,842)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(8,842)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Holding Denmark A/S**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 95 |
| Investments | 0 |
| Total Receivables - Net | 675 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 32,007 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **32,777** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 52,129 |
| **Total Long Term Assets** | **52,129** |
| **Total Assets** | **84,906** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 17 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 131,745 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **131,762** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **131,762** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (66,045) |
| Accumulated Other Comprehensive Income/(Loss) | 33,842 |
| Total Retained Earnings | (14,653) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **(46,856)** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **(46,856)** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **84,906** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Holding Denmark A/S**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 20 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **21** |
| **Operating Income** | **(21)** |
| Total Interest Income | 348 |
| Total Interest Expense | (3,273) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (2,945) |
| **Income Tax Provisions** | **(685)** |
| **Net Income** | **(2,260)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(2,260)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Holding Luxembourg Sàrl**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 641 |
| Investments | 0 |
| Total Receivables - Net | 529 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 980,189 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **981,359** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 3,209,750 |
| **Total Long Term Assets** | **3,209,750** |
| **Total Assets** | **4,191,109** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 589 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 12 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **601** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 3,723,035 |
| **Long Term Liabilities** | **3,723,035** |
| **Total Liabilities** | **3,723,636** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (223,402) |
| Accumulated Other Comprehensive Income/(Loss) | 608,395 |
| Total Retained Earnings | 82,480 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **467,473** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **467,473** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **4,191,109** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Holding Luxembourg Sàrl**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 69 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 13 |
| Regulatory | 0 |
| General Administrative and Other | 5 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **88** |
| **Operating Income** | **(88)** |
| Total Interest Income | 55,688 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 55,600 |
| **Income Tax Provisions** | **0** |
| **Net Income** | **55,600** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **55,600** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Iceland hf**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 1,962 |
| Investments | 0 |
| Total Receivables - Net | 531 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 5,104 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **7,597** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 15 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 4 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **20** |
| **Total Assets** | **7,618** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 2,744 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 821 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 290 |
| Current Deferred Tax Liability | 41 |
| **Current Liabilities** | **3,896** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **3,896** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 10,890 |
| Accumulated Other Comprehensive Income/(Loss) | (6,499) |
| Total Retained Earnings | (669) |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **3,721** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **3,721** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **7,618** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Iceland hf**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 2,615 |
| Global Listing Services | 1,311 |
| Global Information Services | 154 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 298 |
| **Total Revenues** | **4,379** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **4,379** |
| **Operating Expenses:** | |
| Compensation and Benefits | 2,395 |
| Marketing and Advertising | 55 |
| Depr and Amortization | 4 |
| Professional and Contract Services | 246 |
| Computer Ops and Data Communication | 550 |
| Occupancy | 189 |
| Regulatory | 29 |
| General Administrative and Other | 104 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **3,574** |
| **Operating Income** | **805** |
| Total Interest Income | 304 |
| Total Interest Expense | (2) |
| Dividend and Investment Income | 23 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 1,130 |
| **Income Tax Provisions** | **288** |
| **Net Income** | **842** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **842** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq International Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 1,254 |
| Investments | 0 |
| Total Receivables - Net | 4,395 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 8,268 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **13,916** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 69 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **69** |
| **Total Assets** | **13,986** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 5,097 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 694 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 399 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **6,191** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **6,191** |

| **EQUITY** | |
| --- | --- |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | (895) |
| Total Retained Earnings | 8,689 |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **7,794** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **7,794** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **13,986** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq International Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 8,274 |
| **Total Revenues** | **8,274** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **8,274** |
| **Operating Expenses:** | |
| Compensation and Benefits | 5,012 |
| Marketing and Advertising | 1,106 |
| Depr and Amortization | 673 |
| Professional and Contract Services | 809 |
| Computer Ops and Data Communication | 79 |
| Occupancy | 484 |
| Regulatory | 0 |
| General Administrative and Other | 1,534 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **9,696** |
| **Operating Income** | **(1,422)** |
| Total Interest Income | 24 |
| Total Interest Expense | (0) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (1,399) |
| **Income Tax Provisions** | **48** |
| **Net Income** | **(1,447)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(1,447)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 767 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 3,150 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **3,917** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 214 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 10 |
| **Total Long Term Assets** | **224** |
| **Total Assets** | **4,141** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 37 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 827 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 45 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **909** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **909** |

| **EQUITY** | |
| --- | --- |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 1,470 |
| Accumulated Other Comprehensive Income/(Loss) | 62 |
| Total Retained Earnings | 1,700 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **3,232** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **3,232** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **4,141** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Limited**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 7,924 |
| **Total Revenues** | **7,924** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **7,924** |
| **Operating Expenses:** | |
| Compensation and Benefits | 5,176 |
| Marketing and Advertising | 54 |
| Depr and Amortization | 85 |
| Professional and Contract Services | 290 |
| Computer Ops and Data Communication | 19 |
| Occupancy | 1,133 |
| Regulatory | 0 |
| General Administrative and Other | 603 |
| Merger Related Expenses Total | (10) |
| **Total Operating Expenses** | **7,350** |
| **Operating Income** | **574** |
| Total Interest Income | 3 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 577 |
| **Income Tax Provisions** | **87** |
| **Net Income** | **490** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **490** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -NASDAQ NLX Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 6,128 |
| Investments | 0 |
| Total Receivables - Net | 846 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 12,497 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **19,471** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **19,471** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 1,649 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 846 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 34 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **2,529** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **2,529** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 96,138 |
| Accumulated Other Comprehensive Income/(Loss) | 1,256 |
| Total Retained Earnings | (80,412) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **16,942** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **16,942** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **19,471** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -NASDAQ NLX Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | (2,663) |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **(2,663)** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **(2,663)** |
| **Operating Expenses:** | |
| Compensation and Benefits | 4,133 |
| Marketing and Advertising | 148 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 1,540 |
| Computer Ops and Data Communication | 2,695 |
| Occupancy | 330 |
| Regulatory | 0 |
| General Administrative and Other | 2,408 |
| Merger Related Expenses Total | 3,625 |
| **Total Operating Expenses** | **14,879** |
| **Operating Income** | **(17,542)** |
| Total Interest Income | 48 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (17,494) |
| **Income Tax Provisions** | **0** |
| **Net Income** | **(17,494)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(17,494)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -NASDAQ Nordic Ltd.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 193 |
| Investments | 0 |
| Total Receivables - Net | 4,216 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 42,604 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **47,014** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 98 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | (685) |
| Other Long Term Assets | 833,158 |
| **Total Long Term Assets** | **832,571** |
| **Total Assets** | **879,585** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 14,651 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 397 |
| Deferred Revenue | 2,416 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 28,076 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **45,540** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **45,540** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 1,104,359 |
| Accumulated Other Comprehensive Income/(Loss) | 45,508 |
| Total Retained Earnings | (358,039) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **833,948** |
| Non Controlling Interest | 96 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **834,044** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **879,585** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -NASDAQ Nordic Ltd.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 16 |
| Global Information Services | (0) |
| Corporate Solutions | 10,222 |
| Market Technology Revenues | 0 |
| Other Revenues | 1,945 |
| **Total Revenues** | **12,183** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **12,183** |
| **Operating Expenses:** | |
| Compensation and Benefits | 1,678 |
| Marketing and Advertising | 17 |
| Depr and Amortization | 85 |
| Professional and Contract Services | 2,603 |
| Computer Ops and Data Communication | 211 |
| Occupancy | 328 |
| Regulatory | 7 |
| General Administrative and Other | 789 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **5,716** |
| **Operating Income** | **6,467** |
| Total Interest Income | 4 |
| Total Interest Expense | (0) |
| Dividend and Investment Income | (5,695) |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 776 |
| **Income Tax Provisions** | **189** |
| **Net Income** | **587** |
| Net (income) expense attributable to noncontrolling interests | (30) |
| **Net Income attributable to Nasdaq, Inc.** | **557** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet - "NASDAQ OMX Armenia" Open Joint Stock Company**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **0** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **0** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **0** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **0** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (4) |
| Accumulated Other Comprehensive Income/(Loss) | 9 |
| Total Retained Earnings | (5) |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **0** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **0** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **0** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -"NASDAQ OMX Armenia" Open Joint Stock Company**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 117 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **117** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **117** |
| **Operating Expenses:** | |
| Compensation and Benefits | 47 |
| Marketing and Advertising | 3 |
| Depr and Amortization | 6 |
| Professional and Contract Services | 6 |
| Computer Ops and Data Communication | 1 |
| Occupancy | 1 |
| Regulatory | 0 |
| General Administrative and Other | 18 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **83** |
| **Operating Income** | **34** |
| Total Interest Income | 4 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | (233) |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (196) |
| **Income Tax Provisions** | **9** |
| **Net Income** | **(204)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(204)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet - NASDAQ OMX Europe Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 1,155 |
| Investments | 0 |
| Total Receivables - Net | 3,282 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 9,184 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **13,620** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 62 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 238 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **300** |
| **Total Assets** | **13,920** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 3,658 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 788 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 17 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **4,463** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 164 |
| **Long Term Liabilities** | **164** |
| **Total Liabilities** | **4,627** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 38,963 |
| Accumulated Other Comprehensive Income/(Loss) | (613) |
| Total Retained Earnings | (29,057) |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **9,293** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **9,293** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **13,920** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -NASDAQ OMX Europe Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 4,700 |
| **Total Revenues** | **4,700** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **4,700** |
| **Operating Expenses:** | |
| Compensation and Benefits | 5,164 |
| Marketing and Advertising | 68 |
| Depr and Amortization | 18 |
| Professional and Contract Services | 211 |
| Computer Ops and Data Communication | 106 |
| Occupancy | 487 |
| Regulatory | 0 |
| General Administrative and Other | 939 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **6,993** |
| **Operating Income** | **(2,293)** |
| Total Interest Income | 23 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (2,270) |
| **Income Tax Provisions** | **0** |
| **Net Income** | **(2,270)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | (2,270) |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -NASDAQ OMX France SAS**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 182 |
| Investments | 0 |
| Total Receivables - Net | 9 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 4,580 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **4,771** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 190 |
| Goodwill | 0 |
| Other Intangibles | (0) |
| Non Current Deferred Taxes | 711 |
| Other Long Term Assets | 103 |
| **Total Long Term Assets** | **1,004** |
| **Total Assets** | **5,775** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 196 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 934 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 336 |
| Current Deferred Tax Liability | 1,704 |
| **Current Liabilities** | **3,170** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **3,170** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | (435) |
| Total Retained Earnings | 3,041 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **2,606** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **2,606** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **5,775** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -NASDAQ OMX France SAS**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 6,818 |
| **Total Revenues** | **6,818** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **6,818** |
| **Operating Expenses:** | |
| Compensation and Benefits | 4,881 |
| Marketing and Advertising | 15 |
| Depr and Amortization | 69 |
| Professional and Contract Services | 326 |
| Computer Ops and Data Communication | 16 |
| Occupancy | 596 |
| Regulatory | 0 |
| General Administrative and Other | 393 |
| Merger Related Expenses Total | (65) |
| **Total Operating Expenses** | **6,231** |
| **Operating Income** | **586** |
| Total Interest Income | 0 |
| Total Interest Expense | (1) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 586 |
| **Income Tax Provisions** | **440** |
| **Net Income** | **146** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **146** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet - NASDAQ Germany GmbH**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 22 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 1,662 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **1,684** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 889 |
| Goodwill | 0 |
| Other Intangibles | (156) |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 31 |
| **Total Long Term Assets** | **764** |
| **Total Assets** | **2,449** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 242 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 711 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 257 |
| Current Deferred Tax Liability | 76 |
| **Current Liabilities** | **1,287** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 863 |
| **Long Term Liabilities** | **863** |
| **Total Liabilities** | **2,150** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 316 |
| Accumulated Other Comprehensive Income/(Loss) | 24 |
| Total Retained Earnings | (41) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **299** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **299** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **2,449** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -NASDAQ Germany GmbH**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 8,526 |
| **Total Revenues** | **8,526** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **8,526** |
| **Operating Expenses:** | |
| Compensation and Benefits | 6,031 |
| Marketing and Advertising | 19 |
| Depr and Amortization | 223 |
| Professional and Contract Services | 525 |
| Computer Ops and Data Communication | 600 |
| Occupancy | 716 |
| Regulatory | 0 |
| General Administrative and Other | 528 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **8,643** |
| **Operating Income** | **(117)** |
| Total Interest Income | 0 |
| Total Interest Expense | (2) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (119) |
| **Income Tax Provisions** | **96** |
| **Net Income** | **(215)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | (215) |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet - NASDAQ Korea Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 634 |
| Investments | 0 |
| Total Receivables - Net | 327 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | (33) |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **928** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **928** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 3 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 39 |
| Deferred Revenue | 167 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 173 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **382** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **382** |

| **EQUITY** | |
| --- | --- |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 3 |
| Accumulated Other Comprehensive Income/(Loss) | (76) |
| Total Retained Earnings | 526 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **545** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **545** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **928** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -NASDAQ Korea Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | (0) |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 946 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **946** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **946** |
| **Operating Expenses:** | |
| Compensation and Benefits | 339 |
| Marketing and Advertising | 2 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 46 |
| Computer Ops and Data Communication | 2 |
| Occupancy | 36 |
| Regulatory | 0 |
| General Administrative and Other | (27) |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **397** |
| **Operating Income** | **548** |
| Total Interest Income | 0 |
| Total Interest Expense | (1) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 547 |
| **Income Tax Provisions** | **64** |
| **Net Income** | **483** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **483** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -NASDAQ Oslo ASA**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 524 |
| Investments | 0 |
| Total Receivables - Net | 2,982 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 34,608 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **38,114** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 370 |
| Goodwill | 132,121 |
| Other Intangibles | 42,289 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 1,026 |
| **Total Long Term Assets** | **175,805** |
| **Total Assets** | **213,919** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 536 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 963 |
| Deferred Revenue | 8 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 4,400 |
| Current Deferred Tax Liability | 75 |
| **Current Liabilities** | **5,982** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 11,259 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **11,259** |
| **Total Liabilities** | **17,241** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 657,950 |
| Accumulated Other Comprehensive Income/(Loss) | (519,202) |
| Total Retained Earnings | 57,930 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **196,678** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **196,678** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **213,919** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -NASDAQ Oslo ASA**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 28,100 |
| Global Listing Services | 0 |
| Global Information Services | 1,314 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 843 |
| **Total Revenues** | **30,257** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **30,257** |
| **Operating Expenses:** | |
| Compensation and Benefits | 3,363 |
| Marketing and Advertising | 263 |
| Depr and Amortization | 3,510 |
| Professional and Contract Services | 2,616 |
| Computer Ops and Data Communication | 7,080 |
| Occupancy | 724 |
| Regulatory | 57 |
| General Administrative and Other | 425 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **18,038** |
| **Operating Income** | **12,219** |
| Total Interest Income | 327 |
| Total Interest Expense | (1) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 12,545 |
| **Income Tax Provisions** | **2,148** |
| **Net Income** | **10,397** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **10,397** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Pty Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 2,202 |
| Investments | 0 |
| Total Receivables - Net | 888 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | (3,044) |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **46** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 813 |
| Goodwill | 9,580 |
| Other Intangibles | 2,328 |
| Non Current Deferred Taxes | 1,128 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **13,850** |
| **Total Assets** | **13,896** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 433 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 3,836 |
| Deferred Revenue | 23 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 309 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **4,601** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | (65) |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 285 |
| **Long Term Liabilities** | **220** |
| **Total Liabilities** | **4,821** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 1,694 |
| Accumulated Other Comprehensive Income/(Loss) | (2,249) |
| Total Retained Earnings | 9,630 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | 9,075 |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | 9,075 |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 13,896 |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Pty Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 6,087 |
| Market Technology Revenues | 0 |
| Other Revenues | 17,866 |
| **Total Revenues** | **23,953** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **23,953** |
| **Operating Expenses:** | |
| Compensation and Benefits | 15,223 |
| Marketing and Advertising | 72 |
| Depr and Amortization | 757 |
| Professional and Contract Services | 3,104 |
| Computer Ops and Data Communication | 837 |
| Occupancy | 1,471 |
| Regulatory | 0 |
| General Administrative and Other | 1,618 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **23,083** |
| **Operating Income** | **870** |
| Total Interest Income | 17 |
| Total Interest Expense | (205) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 682 |
| **Income Tax Provisions** | **141** |
| **Net Income** | **540** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **540** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Riga, AS**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 402 |
| Investments | 0 |
| Total Receivables - Net | 91 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 668 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **1,161** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 14 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 9 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **23** |
| **Total Assets** | **1,184** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 17 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 69 |
| Deferred Revenue | 3 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 29 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **119** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **119** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 3,962 |
| Accumulated Other Comprehensive Income/(Loss) | (789) |
| Total Retained Earnings | (3,510) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **1,065** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **1,065** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **1,184** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Riga, AS**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 311 |
| Global Listing Services | 467 |
| Global Information Services | 16 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 504 |
| **Total Revenues** | **1,298** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **1,298** |
| **Operating Expenses:** | |
| Compensation and Benefits | 361 |
| Marketing and Advertising | 15 |
| Depr and Amortization | 11 |
| Professional and Contract Services | 60 |
| Computer Ops and Data Communication | 184 |
| Occupancy | 36 |
| Regulatory | 20 |
| General Administrative and Other | 104 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **791** |
| **Operating Income** | **507** |
| Total Interest Income | 8 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | (2) |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 512 |
| **Income Tax Provisions** | **89** |
| **Net Income** | **424** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **424** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Stockholm AB**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 151,751 |
| Investments | 34,579 |
| Total Receivables - Net | 17,841 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 2,922 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **207,093** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 1,206 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 30 |
| Other Long Term Assets | 6 |
| **Total Long Term Assets** | **1,243** |
| **Total Assets** | **208,336** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 8,643 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 7,298 |
| Deferred Revenue | 6,187 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 4,616 |
| Current Deferred Tax Liability | 549 |
| **Current Liabilities** | **27,293** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **27,293** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 12,974 |
| Accumulated Other Comprehensive Income/(Loss) | (39,157) |
| Total Retained Earnings | 207,227 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **181,043** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **181,043** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **208,336** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Stockholm AB**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 75,131 |
| Global Listing Services | 33,899 |
| Global Information Services | 40,949 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 20,310 |
| Other Revenues | 1,875 |
| **Total Revenues** | **172,165** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **172,165** |
| **Operating Expenses:** | |
| Compensation and Benefits | 23,353 |
| Marketing and Advertising | 1,419 |
| Depr and Amortization | 143 |
| Professional and Contract Services | 12,128 |
| Computer Ops and Data Communication | 26,577 |
| Occupancy | 1,208 |
| Regulatory | 377 |
| General Administrative and Other | 2,365 |
| Merger Related Expenses Total | 62 |
| **Total Operating Expenses** | **67,632** |
| **Operating Income** | **104,533** |
| Total Interest Income | 109 |
| Total Interest Expense | (3) |
| Dividend and Investment Income | 13 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 104,653 |
| **Income Tax Provisions** | **3,745** |
| **Net Income** | **100,907** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **100,907** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Tallinn AS**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 462 |
| Investments | 0 |
| Total Receivables - Net | 44 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 454 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **961** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 13 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 2,409 |
| **Total Long Term Assets** | **2,421** |
| **Total Assets** | **3,382** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 10 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 109 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | (3) |
| Current Deferred Tax Liability | 170 |
| **Current Liabilities** | **285** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **285** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 11,130 |
| Accumulated Other Comprehensive Income/(Loss) | (781) |
| Total Retained Earnings | (7,252) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **3,097** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **3,097** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **3,382** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Tallinn AS**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 229 |
| Global Listing Services | 295 |
| Global Information Services | 494 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 98 |
| **Total Revenues** | **1,115** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **1,115** |
| **Operating Expenses:** | |
| Compensation and Benefits | 445 |
| Marketing and Advertising | 34 |
| Depr and Amortization | 9 |
| Professional and Contract Services | 132 |
| Computer Ops and Data Communication | 133 |
| Occupancy | 54 |
| Regulatory | 10 |
| General Administrative and Other | 63 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **880** |
| **Operating Income** | **235** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 235 |
| **Income Tax Provisions** | **53** |
| **Net Income** | **183** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **183** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Technology AB**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 12,911 |
| Investments | 0 |
| Total Receivables - Net | 25,337 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 7,872 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **46,119** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 44,662 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 12,359 |
| Other Long Term Assets | 344,949 |
| **Total Long Term Assets** | **401,970** |
| **Total Assets** | **448,089** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 5,773 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 14,424 |
| Deferred Revenue | 40,574 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 2,755 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **63,526** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 122,813 |
| All Other Long Term Liabilities | 107 |
| **Long Term Liabilities** | **122,920** |
| **Total Liabilities** | **186,446** |

| **EQUITY** | |
| --- | --- |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 82,786 |
| Accumulated Other Comprehensive Income/(Loss) | 25,000 |
| Total Retained Earnings | 153,857 |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **261,643** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **261,643** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **448,089** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Technology AB**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | (0) |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 150,108 |
| Other Revenues | 4,956 |
| **Total Revenues** | **155,064** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **155,064** |
| **Operating Expenses:** | |
| Compensation and Benefits | 32,740 |
| Marketing and Advertising | 687 |
| Depr and Amortization | 17,145 |
| Professional and Contract Services | 40,983 |
| Computer Ops and Data Communication | 20,878 |
| Occupancy | 6,592 |
| Regulatory | 0 |
| General Administrative and Other | 2,633 |
| Merger Related Expenses Total | 40 |
| **Total Operating Expenses** | **121,698** |
| **Operating Income** | **33,366** |
| Total Interest Income | 8 |
| Total Interest Expense | (164) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | (84) |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 33,125 |
| **Income Tax Provisions** | **5,646** |
| **Net Income** | **27,479** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **27,479** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Technology Canada Inc.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 175 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 1,083 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **1,258** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 1 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **1** |
| **Total Assets** | **1,259** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 198 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | (12) |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **187** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **187** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 703 |
| Accumulated Other Comprehensive Income/(Loss) | (330) |
| Total Retained Earnings | 699 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **1,072** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **1,072** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 1,259 |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Technology Canada Inc.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 1,511 |
| **Total Revenues** | **1,511** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **1,511** |
| **Operating Expenses:** | |
| Compensation and Benefits | 1,095 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 21 |
| Professional and Contract Services | 13 |
| Computer Ops and Data Communication | 93 |
| Occupancy | 161 |
| Regulatory | 0 |
| General Administrative and Other | 83 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **1,466** |
| **Operating Income** | **46** |
| Total Interest Income | 8 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 53 |
| **Income Tax Provisions** | **16** |
| **Net Income** | **37** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **37** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Technology Energy Systems AS**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 197 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 11,381 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **11,578** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 89 |
| Non Current Deferred Taxes | (1,608) |
| Other Long Term Assets | 482 |
| **Total Long Term Assets** | **(1,038)** |
| **Total Assets** | **10,540** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 1,009 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 347 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 130 |
| Current Deferred Tax Liability | 846 |
| **Current Liabilities** | **2,332** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 131 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **131** |
| **Total Liabilities** | **2,463** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 5,622 |
| Accumulated Other Comprehensive Income/(Loss) | (6,116) |
| Total Retained Earnings | 8,571 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **8,077** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **8,077** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **10,540** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Technology Energy Systems AS**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 2,136 |
| **Total Revenues** | **2,136** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **2,136** |
| **Operating Expenses:** | |
| Compensation and Benefits | 1,416 |
| Marketing and Advertising | 1 |
| Depr and Amortization | 82 |
| Professional and Contract Services | 304 |
| Computer Ops and Data Communication | 11 |
| Occupancy | 15 |
| Regulatory | 0 |
| General Administrative and Other | 56 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **1,884** |
| **Operating Income** | **252** |
| Total Interest Income | 148 |
| Total Interest Expense | (0) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 399 |
| **Income Tax Provisions** | **49** |
| **Net Income** | **350** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **350** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Technology Italy Srl**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 158 |
| Investments | 0 |
| Total Receivables - Net | 57 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 959 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **1,174** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 11 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **11** |
| **Total Assets** | **1,185** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 27 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 297 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 29 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **352** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **352** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 149 |
| Accumulated Other Comprehensive Income/(Loss) | (297) |
| Total Retained Earnings | 981 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **833** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **833** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **1,185** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Technology Italy Srl**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 874 |
| **Total Revenues** | **874** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **874** |
| **Operating Expenses:** | |
| Compensation and Benefits | 645 |
| Marketing and Advertising | 27 |
| Depr and Amortization | 7 |
| Professional and Contract Services | 21 |
| Computer Ops and Data Communication | 4 |
| Occupancy | 61 |
| Regulatory | 0 |
| General Administrative and Other | 109 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **874** |
| **Operating Income** | **(1)** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (0) |
| **Income Tax Provisions** | **22** |
| **Net Income** | **(22)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(22)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Technology Japan Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 225 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 74 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **299** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 151 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 360 |
| **Total Long Term Assets** | **512** |
| **Total Assets** | **810** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 19 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 294 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | (45) |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **268** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **268** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 841 |
| Accumulated Other Comprehensive Income/(Loss) | (216) |
| Total Retained Earnings | (83) |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **542** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **542** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **810** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Technology Japan Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 2,114 |
| **Total Revenues** | **2,114** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **2,114** |
| **Operating Expenses:** | |
| Compensation and Benefits | 1,470 |
| Marketing and Advertising | 74 |
| Depr and Amortization | 37 |
| Professional and Contract Services | 52 |
| Computer Ops and Data Communication | 12 |
| Occupancy | 184 |
| Regulatory | 0 |
| General Administrative and Other | 274 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **2,103** |
| **Operating Income** | **11** |
| Total Interest Income | 0 |
| Total Interest Expense | (2) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 10 |
| **Income Tax Provisions** | **78** |
| **Net Income** | **(68)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(68)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Teknoloji Servisi Limited Sirketi**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 22 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **22** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **22** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | (1) |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | (1) |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **(2)** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **(2)** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 43 |
| Accumulated Other Comprehensive Income/(Loss) | (4) |
| Total Retained Earnings | (15) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **24** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **24** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **22** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Teknoloji Servisi Limited Sirketi**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 30 |
| **Total Revenues** | **30** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **30** |
| **Operating Expenses:** | |
| Compensation and Benefits | 1 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 41 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 2 |
| Regulatory | 0 |
| General Administrative and Other | 2 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **45** |
| **Operating Income** | **(15)** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (15) |
| **Income Tax Provisions** | **0** |
| **Net Income** | **(15)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(15)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Treasury AB**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 231,257 |
| Investments | 23,171 |
| Total Receivables - Net | 6,921 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 100,581 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **361,931** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | (5) |
| Other Long Term Assets | 759,108 |
| **Total Long Term Assets** | **759,104** |
| **Total Assets** | **1,121,035** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 282 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 326 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 189,016 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **189,624** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 39 |
| **Long Term Liabilities** | **39** |
| **Total Liabilities** | **189,663** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 968,173 |
| Accumulated Other Comprehensive Income/(Loss) | (60,789) |
| Total Retained Earnings | 23,987 |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **931,371** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **931,371** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **1,121,035** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Treasury AB**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 370 |
| **Total Revenues** | **370** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **370** |
| **Operating Expenses:** | |
| Compensation and Benefits | 1,121 |
| Marketing and Advertising | 11 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 180 |
| Computer Ops and Data Communication | 192 |
| Occupancy | 91 |
| Regulatory | 0 |
| General Administrative and Other | 5,585 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **7,181** |
| **Operating Income** | **(6,810)** |
| Total Interest Income | 7,627 |
| Total Interest Expense | (3,810) |
| Dividend and Investment Income | 1,664 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (1,330) |
| **Income Tax Provisions** | **1,275** |
| **Net Income** | **(2,605)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(2,605)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Nasdaq Vilnius Services UAB**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 519 |
| Investments | 0 |
| Total Receivables - Net | 1,686 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | (2,378) |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **(172)** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 1,856 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 96 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **1,952** |
| **Total Assets** | **1,780** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 227 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 547 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | (263) |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **511** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **511** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | (95) |
| Total Retained Earnings | 111 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **1,269** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **1,269** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **1,780** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Nasdaq Vilnius Services UAB**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 1,543 |
| Other Revenues | 2,831 |
| **Total Revenues** | **4,374** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **4,374** |
| **Operating Expenses:** | |
| Compensation and Benefits | 2,649 |
| Marketing and Advertising | 6 |
| Depr and Amortization | 49 |
| Professional and Contract Services | 148 |
| Computer Ops and Data Communication | 475 |
| Occupancy | 472 |
| Regulatory | 0 |
| General Administrative and Other | 524 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **4,325** |
| **Operating Income** | **49** |
| Total Interest Income | 0 |
| Total Interest Expense | (7) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 42 |
| **Income Tax Provisions** | **(69)** |
| **Net Income** | **111** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **111** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -OMX Netherlands BV**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 2 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | (73) |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **(71)** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | (5,857) |
| **Total Long Term Assets** | **(5,857)** |
| **Total Assets** | **(5,928)** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 244 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | (0) |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **244** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **244** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (4,620) |
| Accumulated Other Comprehensive Income/(Loss) | (1,230) |
| Total Retained Earnings | (321) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **(6,172)** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **(6,172)** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **(5,928)** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -OMX Netherlands BV**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 13 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 19 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 8 |
| Regulatory | 0 |
| General Administrative and Other | 1 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **41** |
| **Operating Income** | **(41)** |
| Total Interest Income | 0 |
| Total Interest Expense | (2) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (43) |
| **Income Tax Provisions** | **0** |
| **Net Income** | **(43)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(43)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -OMX Netherlands Holding BV**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 2 |
| Investments | 0 |
| Total Receivables - Net | 240 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | (40,575) |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **(40,333)** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 152,740 |
| **Total Long Term Assets** | **152,740** |
| **Total Assets** | **112,407** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 5 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | (0) |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | (6) |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **(1)** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **(1)** |

| EQUITY | |
| --- | --- |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (4,795) |
| Accumulated Other Comprehensive Income/(Loss) | 87,995 |
| Total Retained Earnings | 29,185 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **112,409** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **112,409** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **112,407** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -OMX Netherlands Holding BV**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 13 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 118 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 8 |
| Regulatory | 0 |
| General Administrative and Other | 89 |
| Merger Related Expenses Total | (342) |
| **Total Operating Expenses** | **(114)** |
| **Operating Income** | **114** |
| Total Interest Income | 0 |
| Total Interest Expense | (303) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (189) |
| **Income Tax Provisions** | **0** |
| **Net Income** | **(189)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(189)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -OMX Technology Ltd.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **0** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **0** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **0** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **0** |

| **EQUITY** | |
| --- | --- |
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (10,421) |
| Accumulated Other Comprehensive Income/(Loss) | 10,070 |
| Total Retained Earnings | 351 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **0** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **0** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **0** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -OMX Technology Ltd.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **0** |
| **Operating Income** | **0** |
| Total Interest Income | 5 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 5 |
| **Income Tax Provisions** | **0** |
| **Net Income** | **5** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **5** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -OMX Technology (UK) Ltd.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | 0 |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **0** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **0** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **0** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (0) |
| Accumulated Other Comprehensive Income/(Loss) | 296 |
| Total Retained Earnings | (296) |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **0** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **0** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **0** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -OMX Technology (UK) Ltd.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **0** |
| **Operating Income** | **0** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 0 |
| **Income Tax Provisions** | **0** |
| **Net Income** | **0** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **0** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -OMX Treasury Euro AB**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | (3) |
| Investments | 0 |
| Total Receivables - Net | 16,208 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 132,003 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **148,208** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 4,250 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **4,250** |
| **Total Assets** | **152,459** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 22,750 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **22,750** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **22,750** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 243,430 |
| Accumulated Other Comprehensive Income/(Loss) | (171,478) |
| Total Retained Earnings | 57,756 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **129,709** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **129,709** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **152,459** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -OMX Treasury Euro AB**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 754 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **754** |
| **Operating Income** | **(754)** |
| Total Interest Income | 3,187 |
| Total Interest Expense | (3) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 2,430 |
| **Income Tax Provisions** | **136** |
| **Net Income** | **2,294** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **2,294** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -OMX Treasury Euro Holding AB**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 375 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 404,445 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **404,820** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 243,414 |
| **Total Long Term Assets** | **243,414** |
| **Total Assets** | **648,233** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 1,714 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 38 |
| Current Deferred Tax Liability | 22 |
| **Current Liabilities** | **1,775** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **1,775** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 699,634 |
| Accumulated Other Comprehensive Income/(Loss) | (53,457) |
| Total Retained Earnings | 282 |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **646,459** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **646,459** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **648,233** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -OMX Treasury Euro Holding AB**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 1 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 1 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **1** |
| **Operating Income** | **(1)** |
| Total Interest Income | 1,723 |
| Total Interest Expense | (1) |
| Dividend and Investment Income | (1,703) |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 19 |
| **Income Tax Provisions** | **3** |
| **Net Income** | **16** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **16** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -Shareholder.com B.V.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 7,566 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **7,566** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **7,566** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 5,892 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 163 |
| Deferred Revenue | 12 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **6,068** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 1 |
| **Long Term Liabilities** | **1** |
| **Total Liabilities** | **6,068** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 0 |
| Accumulated Other Comprehensive Income/(Loss) | (352) |
| Total Retained Earnings | 1,850 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **1,498** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **1,498** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | 7,566 |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -Shareholder.com B.V.**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 255 |
| Market Technology Revenues | 0 |
| Other Revenues | 637 |
| **Total Revenues** | **892** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **892** |
| **Operating Expenses:** | |
| Compensation and Benefits | 679 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 58 |
| Computer Ops and Data Communication | 1 |
| Occupancy | 75 |
| Regulatory | 0 |
| General Administrative and Other | 79 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **892** |
| **Operating Income** | **0** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 0 |
| **Income Tax Provisions** | **12** |
| **Net Income** | **(11)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(11)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -SMARTS (Asia) Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 485 |
| Investments | 0 |
| Total Receivables - Net | 1,213 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 690 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **2,388** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 33 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **33** |
| **Total Assets** | **2,421** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 4 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 598 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 143 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **746** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 68 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **68** |
| **Total Liabilities** | **813** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 583 |
| Accumulated Other Comprehensive Income/(Loss) | (494) |
| Total Retained Earnings | 1,788 |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **1,607** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **1,607** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **2,421** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -SMARTS (Asia) Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 3,609 |
| Other Revenues | (0) |
| **Total Revenues** | **3,609** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **3,609** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 3,214 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 88 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **3,302** |
| **Operating Income** | **308** |
| Total Interest Income | 5 |
| Total Interest Expense | (10) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 303 |
| **Income Tax Provisions** | **(39)** |
| **Net Income** | **342** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **342** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet - SMARTS Broker Compliance Pty Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 4,839 |
| Investments | 0 |
| Total Receivables - Net | 5,555 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 34,637 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **45,032** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 5,904 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 884 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **6,788** |
| **Total Assets** | **51,820** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 559 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 1,054 |
| Deferred Revenue | 431 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 4,782 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **6,826** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 238 |
| **Long Term Liabilities** | **238** |
| **Total Liabilities** | **7,064** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 2,487 |
| Accumulated Other Comprehensive Income/(Loss) | (8,618) |
| Total Retained Earnings | 50,886 |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **44,755** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **44,755** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **51,820** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income - SMARTS Broker Compliance Pty Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 42,455 |
| Other Revenues | (0) |
| **Total Revenues** | **42,454** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **42,454** |
| **Operating Expenses:** | |
| Compensation and Benefits | 5,041 |
| Marketing and Advertising | 16 |
| Depr and Amortization | 1,464 |
| Professional and Contract Services | 3,997 |
| Computer Ops and Data Communication | 7,010 |
| Occupancy | 590 |
| Regulatory | 0 |
| General Administrative and Other | 87 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **18,204** |
| **Operating Income** | **24,250** |
| Total Interest Income | 667 |
| Total Interest Expense | (0) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 24,917 |
| **Income Tax Provisions** | **6,331** |
| **Net Income** | **18,586** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **18,586** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet - SMARTS Group Europe Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **0** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 0 |
| **Total Long Term Assets** | **0** |
| **Total Assets** | **0** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 21 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **21** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **21** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | (0) |
| Accumulated Other Comprehensive Income/(Loss) | (4) |
| Total Retained Earnings | (17) |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **(21)** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **(21)** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **0** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income - SMARTS Group Europe Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 0 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **0** |
| **Operating Income** | **0** |
| Total Interest Income | 0 |
| Total Interest Expense | 0 |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | 0 |
| **Income Tax Provisions** | **0** |
| **Net Income** | **0** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **0** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet - SMARTS Group Holdings Pty Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 0 |
| Investments | 0 |
| Total Receivables - Net | 0 |
| Current Deferred Tax | 2 |
| Current Restricted Cash | 0 |
| Other Current Assets | 0 |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **2** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 0 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 0 |
| Other Long Term Assets | 6,484 |
| **Total Long Term Assets** | **6,484** |
| **Total Assets** | **6,486** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 0 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 0 |
| Deferred Revenue | 0 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | 0 |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **0** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 0 |
| Non-current deferred revenue | 0 |
| All Other Long Term Liabilities | 0 |
| **Long Term Liabilities** | **0** |
| **Total Liabilities** | **0** |

| **EQUITY** | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 6,793 |
| Accumulated Other Comprehensive Income/(Loss) | (242) |
| Total Retained Earnings | (65) |
| Proportional Ownership Equity | 0 |
| **Total Nasdaq, Inc. Stockholders' Equity** | **6,486** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **6,486** |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **6,486** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income - SMARTS Group Holdings Pty Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | 0 |
| Other Revenues | 0 |
| **Total Revenues** | **0** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **0** |
| **Operating Expenses:** | |
| Compensation and Benefits | 0 |
| Marketing and Advertising | 0 |
| Depr and Amortization | 0 |
| Professional and Contract Services | 0 |
| Computer Ops and Data Communication | 0 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 64 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **64** |
| **Operating Income** | **(64)** |
| Total Interest Income | 0 |
| Total Interest Expense | (0) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (63) |
| **Income Tax Provisions** | **0** |
| **Net Income** | **(64)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(64)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet -SMARTS Market Surveillance Pty Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Equivalents | 1,859 |
| Investments | 0 |
| Total Receivables - Net | 874 |
| Current Deferred Tax | 0 |
| Current Restricted Cash | 0 |
| Other Current Assets | (179) |
| Margin Deposits & Default Fund | 0 |
| **Total Current Assets** | **2,554** |
| **Long Term Assets:** | |
| Total Property and Equipment - Net | 5,772 |
| Goodwill | 0 |
| Other Intangibles | 0 |
| Non Current Deferred Taxes | 379 |
| Other Long Term Assets | 313 |
| **Total Long Term Assets** | **6,464** |
| **Total Assets** | **9,018** |
| **LIABILITIES** | |
| Total AP and Accrued Expenses | 56 |
| SEC 31a Payable to the SEC | 0 |
| Accrued Personnel Costs | 1,455 |
| Deferred Revenue | 2,574 |
| Current Portion Capital Leases | 0 |
| Other Accrued Liabilities | (601) |
| Current Deferred Tax Liability | 0 |
| **Current Liabilities** | **3,484** |
| Total Long Term Debt | 0 |
| Non Current Deferred Tax Liability | 273 |
| Non-current deferred revenue | 8,031 |
| All Other Long Term Liabilities | 262 |
| **Long Term Liabilities** | **8,567** |
| **Total Liabilities** | **12,051** |

| EQUITY | |
|---|---|
| Common Stock Total | 0 |
| Common Stock in Treasury Total | 0 |
| Additional Paid in Capital | 1,367 |
| Accumulated Other Comprehensive Income/(Loss) | (181) |
| Total Retained Earnings | (4,219) |
| | |
| Proportional Ownership Equity | 0 |
| | |
| **Total Nasdaq, Inc. Stockholders' Equity** | **(3,033)** |
| Non Controlling Interest | 0 |
| Non Controlling Interest - Unconsolidated Subs | 0 |
| **Total Equity** | **(3,033)** |
| | |
| **Total Liabilities Non Controlling Interest and Stockholders Equity** | **9,018** |

**Nasdaq, Inc.**
**Unconsolidated Statement of Income -SMARTS Market Surveillance Pty Ltd**
(in thousands, unaudited)

| | Year Ended December 31, 2015 |
|---|---|
| **REVENUE** | |
| Market Services Revenues | 0 |
| Global Listing Services | 0 |
| Global Information Services | 0 |
| Corporate Solutions | 0 |
| Market Technology Revenues | (150) |
| Other Revenues | 5,786 |
| **Total Revenues** | **5,636** |
| **COST OF REVENUES** | |
| Liquidity Rebates | **0** |
| Brokerage, Clearance and Exchange Fees | **0** |
| **Total Cost of Revenues** | **0** |
| **Revenues less Cost of Revenues** | **5,636** |
| **Operating Expenses:** | |
| Compensation and Benefits | 3,951 |
| Marketing and Advertising | 35 |
| Depr and Amortization | 1,854 |
| Professional and Contract Services | 2,087 |
| Computer Ops and Data Communication | 2,165 |
| Occupancy | 0 |
| Regulatory | 0 |
| General Administrative and Other | 671 |
| Merger Related Expenses Total | 0 |
| **Total Operating Expenses** | **10,764** |
| **Operating Income** | **(5,127)** |
| Total Interest Income | 14 |
| Total Interest Expense | (217) |
| Dividend and Investment Income | 0 |
| Gain (loss) on sale of strategic initiatives | 0 |
| Income from Unconsolidated Investees - net | 0 |
| Gain (loss) foreign currency contracts | 0 |
| Change in untaxed reserves | 0 |
| Debt Conversion Expense | 0 |
| IC Income from Unconsolidated Subsidiary | 0 |

| | |
|---|---|
| Gain (Loss) on Sales of Entity | 0 |
| Impairment Loss | 0 |
| FX Operating | 0 |
| **Net Income Before Taxes** | (5,330) |
| **Income Tax Provisions** | **(313)** |
| **Net Income** | **(5,016)** |
| Net (income) expense attributable to noncontrolling interests | 0 |
| **Net Income attributable to Nasdaq, Inc.** | **(5,016)** |

**Nasdaq, Inc.**
**Unconsolidated Balance Sheet - TOM Broker B.V**
(in thousands, unaudited)

| Notes: not in HFM - indirect ownership through TOM Holding N.V. |
| --- |

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

**Nasdaq, Inc.**

**Unconsolidated Balance Sheet - TOM B.V**

(in thousands, unaudited)

| Notes: not in HFM - indirect ownership through TOM Holding N.V. |
| --- |

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

**Nasdaq, Inc.**

**Unconsolidated Balance Sheet - TOM Holding N.V**

(in thousands, unaudited)

Notes: not in HFM - not a fully owned entity

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

# Exhibit K

List of Shareholders or Partners of the Exchange

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

The sole member of the ISE Mercury, LLC within the meaning of the Delaware Limited Liability Company Act is Nasdaq, Inc. ("Nasdaq Holdco"). Accordingly, the requested information is provided with respect to the following entities that are beneficial owners of 5% or more a class of the voting securities of Nasdaq Holdco. Information is derived from filings by Nasdaq Holdco stockholders on SEC Forms 4, 13D, and 13G, and is current as of the respective dates of such filings. The calculations of approximate ownership interest below are based upon 164,370,961 shares of common stock outstanding on March 7, 2016, the record date for Nasdaq Holdco's 2016 annual meeting of stockholders. Shares of common stock underlying options, all of which are currently exercisable, were considered outstanding and beneficially owned by the person holding the options for the purpose of computing the approximate ownership interest of that person, but were not treated as outstanding for the purpose of computing the approximate ownership of any other person. Except as noted below, each stockholder is entitled to the number of votes equal to the number of shares of common stock held by such stockholder, subject to the 5% voting limitation contained in the Nasdaq Holdco's Amended and Restated Certificate of Incorporation.

1. Full legal name: Borse Dubai Limited

Title or status: The holding company for Dubai Financial Market and NASDAQ Dubai. Borse Dubai was created August 6, 2007 to consolidate the Government of Dubai's two stock exchanges as well as current investments in other exchanges.

Date title or status was acquired: As of the record date, based solely on information included in an amendment to Schedule 13D, filed March 27, 2012, Borse Dubai had shared voting and dispositive power over 29,780,515 shares. Borse Dubai is a majority-owned subsidiary of Investment Corporation of Dubai, and therefore, each of Borse Dubai and Investment Corporation of Dubai may be deemed to be the beneficial owner of the 29,780,515 shares held by Borse Dubai. Borse Dubai and Nasdaq have entered into an agreement that limits Borse Dubai's voting power to 4.35% of Nasdaq's total outstanding shares. All of the shares held by Borse Dubai are pledged as security for outstanding indebtedness.

Approximate ownership interest: Approximately 18.1% of this class of stock.

Control status: Borse Dubai does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

2. Full legal name: Investor AB

Title or status: Institutional investor

Date title or status was acquired: As of the record date, based solely on information included in a Form 4, filed May 25, 2012, Innax AB, which was formerly named Patricia Holding AB, had sole voting and dispositive power over 19,394,142 shares. Innax AB is 100% owned and controlled by Investor AB, and therefore, each of Innax AB and Investor AB may be deemed to be the beneficial owner of the 19,394,142 shares held by Innax AB.

Approximate ownership interest: Approximately 11.8% of this class of stock.

Control status: Investor AB does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

3. Full legal name: Massachusetts Financial Services Company

Title or status: Institutional investor

Date title or status was acquired: As of the record date, based solely on information included in a Schedule 13G/A, filed February 11, 2016, Massachusetts Financial Services Company indicated that it has beneficial ownership of, and sole dispositive power with respect to, 15,450,971 shares and sole voting power with respect to 14,439,181 shares.

Approximate ownership interest: Approximately 9.4% of this class of stock.

Control status: Massachusetts Financial Services Company does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

4. Full legal name: BlackRock, Inc.

Title or status: Institutional investor

Date title or status was acquired: As of the record date, based solely on information included in a Schedule 13G/A, filed February 10, 2016, BlackRock, Inc. indicated that it had beneficial ownership of and sole dispositive power over 12,077,563 shares and sole voting power over

10,758,164 shares as a result of being a parent company or control person of the following subsidiaries: BlackRock (Luxembourg) S.A., BlackRock (Netherlands) B.V., BlackRock (Singapore) Limited, BlackRock Advisors (UK) Limited, BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Asset Management Schweiz AG, BlackRock Capital Management, BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Institutional Trust Company, N.A., BlackRock International Limited, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Ltd, BlackRock Investment Management, LLC, BlackRock Japan Co Ltd, and BlackRock Life Limited.

Approximate ownership interest: Approximately 7.3% of this class of stock.

Control status: BlackRock, Inc. does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

5. Full legal name: The Vanguard Group, Inc.

Title or status: Institutional investor

Date title or status was acquired: As of the record date, based solely on information included in a Schedule 13G/A, filed February 10, 2016, The Vanguard Group, Inc. indicated that it has beneficial ownership of 9,887,005 shares, sole voting power with respect to 211,622 shares, shared voting power with respect to 11,000 shares, sole dispositive power with respect to 9,665,683 shares and shared dispositive power with respect to 221,322 shares. The Schedule 13G includes shares beneficially owned by the following wholly owned subsidiaries of The Vanguard Group, Inc.: Vanguard Fiduciary Trust Company, as a result of its serving as investment manager of collective trust accounts (177,822 shares); and Vanguard Investments Australia, Ltd., as a result of its serving as investment manager of Australian investment offerings (77,300 shares).

Approximate ownership interest: Approximately 6% of this class of stock.

Control status: The Vanguard Group, Inc. does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

# Exhibit K

List of Shareholders or Partners of the Exchange

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

The sole member of the ISE Mercury, LLC within the meaning of the Delaware Limited Liability Company Act is Nasdaq, Inc. ("Nasdaq Holdco"). Accordingly, the requested information is provided with respect to the following entities that are beneficial owners of 5% or more a class of the voting securities of Nasdaq Holdco. Information is derived from filings by Nasdaq Holdco stockholders on SEC Forms 4, 13D, and 13G, and is current as of the respective dates of such filings. The calculations of approximate ownership interest below are based upon 164,370,961 shares of common stock outstanding on March 7, 2016, the record date for Nasdaq Holdco's 2016 annual meeting of stockholders. Shares of common stock underlying options, all of which are currently exercisable, were considered outstanding and beneficially owned by the person holding the options for the purpose of computing the approximate ownership interest of that person, but were not treated as outstanding for the purpose of computing the approximate ownership of any other person. Except as noted below, each stockholder is entitled to the number of votes equal to the number of shares of common stock held by such stockholder, subject to the 5% voting limitation contained in the Nasdaq Holdco's Amended and Restated Certificate of Incorporation.

1. Full legal name: Borse Dubai Limited

Title or status: The holding company for Dubai Financial Market and NASDAQ Dubai. Borse Dubai was created August 6, 2007 to consolidate the Government of Dubai's two stock exchanges as well as current investments in other exchanges.

Date title or status was acquired: As of the record date, based solely on information included in an amendment to Schedule 13D, filed March 27, 2012, Borse Dubai had shared voting and dispositive power over 29,780,515 shares. Borse Dubai is a majority-owned subsidiary of Investment Corporation of Dubai, and therefore, each of Borse Dubai and Investment Corporation of Dubai may be deemed to be the beneficial owner of the 29,780,515 shares held by Borse Dubai. Borse Dubai and Nasdaq have entered into an agreement that limits Borse Dubai's voting power to 4.35% of Nasdaq's total outstanding shares. All of the shares held by Borse Dubai are pledged as security for outstanding indebtedness.

Approximate ownership interest: Approximately 18.1% of this class of stock.

Control status: Borse Dubai does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

2. Full legal name: Investor AB

Title or status: Institutional investor

Date title or status was acquired: As of the record date, based solely on information included in a Form 4, filed May 25, 2012, Innax AB, which was formerly named Patricia Holding AB, had sole voting and dispositive power over 19,394,142 shares. Innax AB is 100% owned and controlled by Investor AB, and therefore, each of Innax AB and Investor AB may be deemed to be the beneficial owner of the 19,394,142 shares held by Innax AB.

Approximate ownership interest: Approximately 11.8% of this class of stock.

Control status: Investor AB does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

3. Full legal name: Massachusetts Financial Services Company

Title or status: Institutional investor

Date title or status was acquired: As of the record date, based solely on information included in a Schedule 13G/A, filed February 11, 2016, Massachusetts Financial Services Company indicated that it has beneficial ownership of, and sole dispositive power with respect to, 15,450,971 shares and sole voting power with respect to 14,439,181 shares.

Approximate ownership interest: Approximately 9.4% of this class of stock.

Control status: Massachusetts Financial Services Company does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

4. Full legal name: BlackRock, Inc.

Title or status: Institutional investor

Date title or status was acquired: As of the record date, based solely on information included in a Schedule 13G/A, filed February 10, 2016, BlackRock, Inc. indicated that it had beneficial ownership of and sole dispositive power over 12,077,563 shares and sole voting power over

10,758,164 shares as a result of being a parent company or control person of the following subsidiaries: BlackRock (Luxembourg) S.A., BlackRock (Netherlands) B.V., BlackRock (Singapore) Limited, BlackRock Advisors (UK) Limited, BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Asset Management Schweiz AG, BlackRock Capital Management, BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Institutional Trust Company, N.A., BlackRock International Limited, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Ltd, BlackRock Investment Management, LLC, BlackRock Japan Co Ltd, and BlackRock Life Limited.

Approximate ownership interest: Approximately 7.3% of this class of stock.

Control status: BlackRock, Inc. does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

5. Full legal name: The Vanguard Group, Inc.

Title or status: Institutional investor

Date title or status was acquired: As of the record date, based solely on information included in a Schedule 13G/A, filed February 10, 2016, The Vanguard Group, Inc. indicated that it has beneficial ownership of 9,887,005 shares, sole voting power with respect to 211,622 shares, shared voting power with respect to 11,000 shares, sole dispositive power with respect to 9,665,683 shares and shared dispositive power with respect to 221,322 shares. The Schedule 13G includes shares beneficially owned by the following wholly owned subsidiaries of The Vanguard Group, Inc.: Vanguard Fiduciary Trust Company, as a result of its serving as investment manager of collective trust accounts (177,822 shares); and Vanguard Investments Australia, Ltd., as a result of its serving as investment manager of Australian investment offerings (77,300 shares).

Approximate ownership interest: Approximately 6% of this class of stock.

Control status: The Vanguard Group, Inc. does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

# Exhibit K

List of Shareholders or Partners of the Exchange

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

The sole member of the ISE Mercury, LLC within the meaning of the Delaware Limited Liability Company Act is Nasdaq, Inc. ("Nasdaq Holdco"). Accordingly, the requested information is provided with respect to the following entities that are beneficial owners of 5% or more a class of the voting securities of Nasdaq Holdco. Information is derived from filings by Nasdaq Holdco stockholders on SEC Forms 4, 13D, and 13G, and is current as of the respective dates of such filings. The calculations of approximate ownership interest below are based upon 164,370,961 shares of common stock outstanding on March 7, 2016, the record date for Nasdaq Holdco's 2016 annual meeting of stockholders. Shares of common stock underlying options, all of which are currently exercisable, were considered outstanding and beneficially owned by the person holding the options for the purpose of computing the approximate ownership interest of that person, but were not treated as outstanding for the purpose of computing the approximate ownership of any other person. Except as noted below, each stockholder is entitled to the number of votes equal to the number of shares of common stock held by such stockholder, subject to the 5% voting limitation contained in the Nasdaq Holdco's Amended and Restated Certificate of Incorporation.

1. Full legal name: Borse Dubai Limited

Title or status: The holding company for Dubai Financial Market and NASDAQ Dubai. Borse Dubai was created August 6, 2007 to consolidate the Government of Dubai's two stock exchanges as well as current investments in other exchanges.

Date title or status was acquired: As of the record date, based solely on information included in an amendment to Schedule 13D, filed March 27, 2012, Borse Dubai had shared voting and dispositive power over 29,780,515 shares. Borse Dubai is a majority-owned subsidiary of Investment Corporation of Dubai, and therefore, each of Borse Dubai and Investment Corporation of Dubai may be deemed to be the beneficial owner of the 29,780,515 shares held by Borse Dubai. Borse Dubai and Nasdaq have entered into an agreement that limits Borse Dubai's voting power to 4.35% of Nasdaq's total outstanding shares. All of the shares held by Borse Dubai are pledged as security for outstanding indebtedness.

Approximate ownership interest: Approximately 18.1% of this class of stock.

Control status: Borse Dubai does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

2. Full legal name: Investor AB

Title or status: Institutional investor

Date title or status was acquired: As of the record date, based solely on information included in a Form 4, filed May 25, 2012, Innax AB, which was formerly named Patricia Holding AB, had sole voting and dispositive power over 19,394,142 shares. Innax AB is 100% owned and controlled by Investor AB, and therefore, each of Innax AB and Investor AB may be deemed to be the beneficial owner of the 19,394,142 shares held by Innax AB.

Approximate ownership interest: Approximately 11.8% of this class of stock.

Control status: Investor AB does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

3. Full legal name: Massachusetts Financial Services Company

Title or status: Institutional investor

Date title or status was acquired: As of the record date, based solely on information included in a Schedule 13G/A, filed February 11, 2016, Massachusetts Financial Services Company indicated that it has beneficial ownership of, and sole dispositive power with respect to, 15,450,971 shares and sole voting power with respect to 14,439,181 shares.

Approximate ownership interest: Approximately 9.4% of this class of stock.

Control status: Massachusetts Financial Services Company does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

4. Full legal name: BlackRock, Inc.

Title or status: Institutional investor

Date title or status was acquired: As of the record date, based solely on information included in a Schedule 13G/A, filed February 10, 2016, BlackRock, Inc. indicated that it had beneficial ownership of and sole dispositive power over 12,077,563 shares and sole voting power over

10,758,164 shares as a result of being a parent company or control person of the following subsidiaries: BlackRock (Luxembourg) S.A., BlackRock (Netherlands) B.V., BlackRock (Singapore) Limited, BlackRock Advisors (UK) Limited, BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Asset Management Schweiz AG, BlackRock Capital Management, BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Institutional Trust Company, N.A., BlackRock International Limited, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Ltd, BlackRock Investment Management, LLC, BlackRock Japan Co Ltd, and BlackRock Life Limited.

Approximate ownership interest: Approximately 7.3% of this class of stock.

Control status: BlackRock, Inc. does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

5. Full legal name: The Vanguard Group, Inc.

Title or status: Institutional investor

Date title or status was acquired: As of the record date, based solely on information included in a Schedule 13G/A, filed February 10, 2016, The Vanguard Group, Inc. indicated that it has beneficial ownership of 9,887,005 shares, sole voting power with respect to 211,622 shares, shared voting power with respect to 11,000 shares, sole dispositive power with respect to 9,665,683 shares and shared dispositive power with respect to 221,322 shares. The Schedule 13G includes shares beneficially owned by the following wholly owned subsidiaries of The Vanguard Group, Inc.: Vanguard Fiduciary Trust Company, as a result of its serving as investment manager of collective trust accounts (177,822 shares); and Vanguard Investments Australia, Ltd., as a result of its serving as investment manager of Australian investment offerings (77,300 shares).

Approximate ownership interest: Approximately 6% of this class of stock.

Control status: The Vanguard Group, Inc. does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.